SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

11 August 2021

PRUDENTIAL PLC HALF YEAR 2021 RESULTS

PRUDENTIAL DELIVERS RESILIENT PERFORMANCE AND MOVES FORWARD WITH STRATEGIC TRANSFORMATION

Performance highlights on a constant (and actual) exchange rate basis
●    APE sales4 in Asia and Africa up 17 per cent (21 per cent) to $2,083 million, new business profit12 up by 25 per cent (29 per cent) to $1,176 million
●    Adjusted operating profit2 from continuing operations1 up 19 per cent (22 per cent) to $1,571 million
●    Completion of strategic transformation through proposed demerger of Jackson, planned to complete in September 2021
●    Prudential plc continues to consider raising equity of around $2.5-3.0 billion through global offering to institutions and Hong Kong retail investors, after the proposed Jackson demerger

Mike Wells, Prudential plc's Group Chief Executive, said: "We have delivered a resilient performance in the first half of 2021, against a backdrop of continuing economic and social challenges due to Covid-19 and the resulting volatility in consumer activity. Despite the constraints of the environment, our hard-working and dedicated staff and agents have continued to serve our customers and build value for our shareholders, while moving forward with our strategic transformation.

"Our operational performance in Asia and Africa reflects the strength of our strategy and our execution. In the first half of 2021, APE sales4 from Asia and Africa increased by 17 per cent11, while new business profit12 was up by 25 per cent11. This was delivered through our platform of around 560,000 agents16 and our access to more than 28,000 bank branches15.

"Our agency and bank channels were supported by our digital transformation during the period. We are developing the capability to become a digitally enabled organisation with the capacity to serve 50 million customers by 2025. We are focused on digitalising many of our products, services and experiences so that they can be delivered by Pulse, our digital platform and ecosystem. Since its launch in 2019 to 5 August 20216 Pulse had been downloaded around 30 million times. APE sales4,10 involving Pulse were $158 million in the first half of 2021. Our aspiration is that Pulse facilitates customer acquisition at scale, provides an enhanced customer experience, and acts as a platform for the business with scope for delivering future operational efficiency.

"We are continuing to move toward the proposed demerger of Jackson, the Group's US business, which we plan to complete in September 2021, subject to shareholder approval. The proposed demerger will complete our strategic transformation to focus exclusively on our higher-growth and higher risk-adjusted return businesses in Asia and Africa.

"In order to enhance financial flexibility and de-lever the balance sheet, we continue to consider raising new equity of around $2.5-3.0 billion following the completion of the proposed Jackson demerger. Our preferred route is a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors. As an Asia-focused company, we believe there are clear benefits from increasing both our Asian shareholder base and the liquidity of our shares in Hong Kong. The allocation of any offering will take into account a number of criteria including the interests of existing shareholders and the strategic benefits of enhancing our shareholder base and liquidity in Hong Kong.

"We have been included as a designated insurance holding company under the Hong Kong Insurance Authority's (IA) Insurance Ordinance, meaning that we are now subject to the Hong Kong IA's Group-wide Supervision (GWS) Framework. The Hong Kong IA has confirmed the grandfathering of our $6.0 billion17 of subordinated debt and senior debt as capital. Our GWS capital position is strong, with shareholder surplus8,9 (excluding Jackson) at 30 June 2021 estimated at $10.1 billion, representing a coverage ratio of 383 per cent7. This compares with a corresponding surplus at 31 December 2020 of $9.4 billion5.

"We expect the vaccination programmes being rolled out during 2021 and 2022 to facilitate a gradual return to more normal economic patterns, although the pace of these programmes and their effect are likely to vary substantially, and give a degree of uncertainty over the economic outlook and therefore the performance of the business in the short term. Significant Covid-19 restrictions continue in many markets including Indonesia, Malaysia, Thailand and the Philippines, while more stringent limitations on movement have recently been introduced in India, Singapore and Vietnam, the impacts of which are likely to extend at least into the fourth quarter of 2021. There is also continuing uncertainty over the extent and the timing of the re-opening of the border between Hong Kong and China and we now expect that it will remain closed at least for the rest of this year. However, we are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that our expanded offering and increasingly digitalised distribution platforms are well placed to meet this demand."

Summary financials	Half year 2021 $m	Half year 2020 $m	Change on AER basis3	Change on CER basis3
Life new business profit from continuing operations1,12	1,176	912	29%	25%
Operating free surplus generated from continuing operations1,13	1,112	983	13%	9%
Adjusted operating profit from continuing operations1,2	1,571	1,286	22%	19%
IFRS profit after tax from continuing operations1,14	1,070	622	72%	64%
IFRS (loss) profit for the period after write-down of Jackson to fair value*	(4,637)	534	n/a	n/a

	30 Jun 2021		31 Dec 2020
	Total	Per share	Total	Per share
EEV shareholders' equity (including Jackson)*	$45.8bn	1,752¢	$54.0bn	2,070¢
IFRS shareholders' equity (including Jackson)*	$15.7bn	601¢	$20.9bn	800¢
*     The IFRS loss for the period includes a loss after tax of $(7.5) billion for the required write-down of Jackson to estimated fair value following the Board's decision to demerge Jackson announced in the first half of 2021. This revaluation, together with Jackson's IFRS profit after tax for the period of $1.8 billion, after adjusting for amounts taken directly to other comprehensive income and non-controlling interests, reduces IFRS shareholders' equity by $(5.8) billion at 30 June 2021. The equivalent reduction in EEV shareholders' equity is $(9.4) billion at the same date.

Notes
1    Continuing operations represents the Asia, Africa and head office functions of the Group following the reclassification of Jackson as held for distribution in the first half of 2021.
2    In this press release 'adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
3    Further information on actual and constant exchange rate bases is set out in note A1 of the IFRS financial statements.
4    APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
5    Before allowing for the 2020 second interim ordinary dividend. The 2020 surplus has been restated so it is on a consistent basis as the position stated at 30 June 2021, which applies the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources. This has increased eligible capital resources by $1.6 billion compared to the LCSM basis. Other increases in the first half of 2021 largely reflect $0.8 billion of operating capital generation from the in-force business.
6    As at close on 5 August 2021.
7    GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all central debt instruments (senior and subordinated) held at 14 May 2021, meet the transitional conditions set by the Hong Kong IA and are included as capital resources.
8    Estimated Group shareholder excluding Jackson GWS capital position at 30 June 2021 before allowing for the impact of the 2021 first interim dividend.
9    The Group shareholder excluding Jackson GWS capital position is presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group GWS capital resources valued at 60 per cent of the market value.
10  APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.
11  On a constant exchange rate basis.
12  New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
13  Operating free surplus generated from insurance and asset management operations before restructuring costs. For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Further information is set out in 'movement in Group free surplus' of the EEV basis results.
14  IFRS profit after tax from continuing operations reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances, which for the first half of 2021 were driven largely by the movements in interest rates and equity markets in Asia, and other corporate transactions.
15  Number of branches as at 30 June 2021.
16  Number of agents as at 30 June 2021 and includes India.
17  Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.

Contact:

Media		Investors/analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215
Tan Ping Ping	+65 9654 8954

Notes to editors:
a.   The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group's EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group's asset management and other operations. The IFRS and EEV results are presented in US dollars and the basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.   EEV and adjusted IFRS operating profit for continuing operations is based on longer-term investment returns and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in half year 2021 were driven largely by the movements in interest rates and equity markets in Asia, and other corporate transactions. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of acquisition accounting adjustments.

c.   Total number of Prudential plc shares in issue as at 30 June 2021 was 2,615,611,541.

d.   We expect to announce our 2021 Half Year Results to the London Stock Exchange at 9.30am UK time - 4.30pm HKT - 4.30am EST on Wednesday, 11 August 2021.

A pre-recorded presentation for analysts and investors will be available on-demand from 9.30am UK time - 4.30pm HKT - 4.30am EST using the following link: https://www.investis-live.com/prudential/60f55d0380fc9310005f3034/2021hy  A copy of the script used in the recorded video will also be available from 9.30am UK time - 4.30pm HKT - 4.30am EST on 11 August 2021 on the Prudential plc's website.

A Q&A call for analysts and investors will be held on the same day at 11.30am UK time - 6.30pm HKT - 6.30am EST.

Registration to a "listen in" only and online question facility
To register to listen into the conference call and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/60f55d142527a9160063c654/21hyqa The call will be available to replay afterwards using the same link.

Dial-in details
A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, ie from 11.00am UK time - 6.00pm HKT - 6.00am EST).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 580 33 413 (HK) / 010 5387 5828 (China), Toll free: 0800 640 6441 (UK) / 800 908 350 (HK), Participant access code: 143518. Once participants have entered this code their name and company details will be taken.

Transcript
Following the call a transcript will be published on the results centre page of Prudential plc's website on 13 August 2021.

Playback facility
Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 259667. This will be available from approximately 3.00pm UK time - 10.00pm HKT - 10.00am EST on 11 August until 11.59 pm UK time - 6.59pm EST on 25 August 2021 / 06.59am HKT on 26 August 2021.

e.   2021 First interim ordinary dividend
Ex-dividend date	19 August 2021 (UK, Hong Kong and Singapore)
Record date	20 August 2021
Payment of dividend	28 September 2021 (UK, Hong Kong and ADR holders) On or around 5 October 2021 (Singapore)

f.    About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

g.   Discontinued operations
Throughout this results announcement 'discontinued operations' refers to the US operations (referred to as Jackson). All amounts presented refer to continuing operations unless otherwise stated, which reflect the Group following the proposed demerger of Jackson.

h.     Forward-Looking Statements
This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its and Jackson's future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's and Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the proposed demerger of Jackson Financial Inc. on the anticipated timeframe or at all; the realisation of anticipated benefits of the proposed demerger of Jackson; the ability of the management of Jackson Financial Inc. and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation, including interest rate rises as a response, and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and, if and when completed, the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

i.      Cautionary Statements
This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Group Chief Executive's report

We have delivered a resilient performance in the first half of 2021 against a backdrop of continuing economic and social challenges due to Covid-19 and the resulting continuing volatility in consumer activity. Despite the constraints of this environment, our hard-working and dedicated staff and agents have continued to deliver on our purpose of helping our customers get the most out of life by enabling them to become healthier and wealthier, as well as building long-term value for our shareholders and other stakeholders.

Our proposed demerger of Jackson will complete Prudential's strategic transformation and will enable the post-demerger Group to focus exclusively on our higher-growth and higher risk-adjusted return businesses in Asia and Africa, making us one of the largest Asia and Africa-focused life insurance and asset management businesses.

In order to enhance financial flexibility and de-lever the balance sheet, as announced in January 2021 Prudential continues to consider raising new equity of around $2.5-3.0 billion following the completion of the proposed Jackson demerger. Our preferred route is a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors. Prudential has held discussions with shareholders, and the allocation of any offering will take into account a number of criteria including the interests of existing shareholders and the strategic benefits of enhancing its shareholder base and liquidity in Hong Kong. As part of this potential equity raise, Prudential will also consider a possible preferential offering to Hong Kong-resident eligible employees and agents.

We have significant investment appetite in Asia and Africa that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. The Group continues to invest in its people and systems to ensure it has the resources to deliver on its long-term growth strategy and to develop the capacity to serve 50 million customers by 2025. This will be achieved by:

-       Delivering profitable growth in a socially responsible way;
-       Digitalising our products, services and experiences; and
-       Humanising our Company and advice channels.

 Our expectation is that if we execute our Asia and Africa-focused strategy successfully, this will result in the long-term delivery of future shareholder returns through value appreciation, with a focus on achieving long-term double-digit growth in embedded value per share. This will in turn be supported by the growth rates of new business profit, which are expected to substantially exceed GDP growth rates in the markets in which the post-demerger Prudential Group will operate.

Supporting our stakeholders in the face of Covid-19

The health and wellbeing of our customers, distributors and colleagues is a high priority for us, and we are continuing to take action to protect our stakeholders against the impact of the Covid-19 pandemic, as well as supporting the communities in which we operate through this challenging time. We continue to offer Covid-19 protection for low-income groups in several of our lower-income markets, and we are assisting health ministries in supporting roll-outs of vaccination and providing information on Covid-19 management. We have paid out over 55,000 claims related to Covid-19 since the start of the pandemic. We have taken steps throughout the pandemic to support our agents to deal with customers remotely, and we are continuing to ensure that our staff work remotely where and when appropriate. Sadly, since the start of the pandemic 47 of our agents or staff24 have passed away due to Covid-19, and we have extended our sincerest condolences to their families, along with financial support.

Financial performance

Following the Board's decision in the first half of 2021 to demerge Jackson, Jackson has been classified as held for distribution and treated as discontinued in this report. Accordingly, we have written down our interest in Jackson to fair value for both IFRS and EEV purposes. This revaluation, together with the results of Jackson, reduced IFRS shareholders' equity by $(5.8) billion at 30 June 2021 and EEV shareholders' equity by $(9.4) billion at the same date. Further discussion on Jackson is included in the Chief Financial Officer and Chief Operating Officer's report, and we focus below on the major segments of our continuing business.

Our financial performance over the first half of 2021 reflects the quality of our execution in our chosen markets, despite the challenges created by Covid-19.

Life insurance new business sales (APE sales10) in Asia and Africa increased by 17 per cent6, on a constant exchange rate basis, to $2,083 million and related new business profit9 increased by 25 per cent6. Outside Hong Kong, overall APE sales were 31 per cent6 higher and new business profit increased by 48 per cent6. Our APE sales remain high quality, with health and protection business representing 28 per cent of APE sales and nine markets13 achieving double-digit growth in health and protection sales.

This growth in APE sales was the largest driver of the 25 per cent6 increase in new business profit to $1,176 million in the period. This growth in new business profit principally reflects underlying volume growth and favourable changes in product mix, as well as a marginal benefit from higher interest rates. Overall, nine Asia markets delivered double-digit growth, with the China JV, Singapore and Malaysia the major contributors to new business profit growth in the period.

Our adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit1) from continuing operations is up by 19 per cent6 to $1,571 million and our Group EEV (excluding Jackson) is up 22 per cent7 since 30 June 2020 to $43.2 billion. Insurance margin continues to be a significant contributor to our adjusted operating profit, and we continue to generate strong operational returns, with annualised operating return14 on average IFRS shareholders' equity from continuing operations and annualised operating return25 on average EEV shareholders' equity from continuing operations of 21 per cent and 8 per cent respectively. IFRS profit after tax from continuing operations was $1,070 million, compared with $653 million6 in the first half of 2020.

As expected, Prudential has now been included as a designated insurance holding company under the Hong Kong Insurance Authority's (IA) Insurance Ordinance, meaning that we are now subject to the Hong Kong IA's Group-wide Supervision (GWS) Framework. The Hong Kong IA has confirmed the grandfathering of our $6.0 billion11 of subordinated debt and senior debt as capital. Our GWS capital position remains strong, with shareholder surplus2,3 (excluding Jackson) at 30 June 2021 estimated at $10.1 billion, representing a coverage ratio of 383 per cent4. This compares with a corresponding surplus at 31 December 2020 of $9.4 billion12, which represented a coverage ratio of 370 per cent4,12.

In line with our policy which applies a formulaic approach to first interim dividends, the Board has approved a 2021 first interim dividend of 5.37 cents per share (2020 first interim dividend: 5.37 cents per share).

Segmental APE sales and new business profit development

Our China JV benefited from robust growth in APE sales of 29 per cent6 supported by both our diversified agency and multi-partner bancassurance platform. We saw particularly strong growth in our agency channel, which had been impacted by Covid-19-related disruption in the prior period, as well as benefiting from seasonal sales and product campaigns that were focused on the first quarter of this year. The marked increase in new business profit was driven principally by the growth in agency sales and prioritisation of higher-margin products, as well as reflecting the benefit of higher interest rates at the end of the period.

In Hong Kong, new cross-border sales to Mainland China customers continue to be severely restricted by the ongoing border closure implemented in late January 2020. On the other hand, the domestic segment has demonstrated resilience, as lower APE sales were more than offset by our pivot to health and protection products, resulting in double-digit growth in new business profit from this segment. Overall APE sales were (35) per cent6 lower but new business profit was only (13) per cent6 below the prior period. The development of new business profit reflects the impact of lower APE sales partly offset by net favourable product mix.

In Indonesia, overall APE sales fell by (6) per cent6 reflecting the continuing Covid-19 disruption. Despite the fall in absolute sales amounts, we have seen a higher number of our lower case sized protection policies being sold in the period in turn driving total new policies 67 per cent higher. Our strength in the Sharia segment also added resilience to the business, as strong growth in smaller sized standalone protection policies led to a 2 per cent increase in new business profit for this segment. We continue to execute our strategy in difficult market conditions through our customer segmentation and product innovation, as well as increasing digital capability to mitigate the restrictions of Covid-19 on face-to-face agency sales. Overall new business profit was (17) per cent6 lower, reflecting lower volumes and the diversification of our product suite.

In Malaysia APE sales increased by 66 per cent6, driven by growth in agency production, which more than doubled compared with the prior period. The Takaful business continued its strong performance, with APE sales also more than doubling. New business profit was 59 per cent6 higher, driven by higher volumes but partly offset by tax changes and the effect of higher interest rates in the period.

In Singapore APE sales were 58 per cent6 higher, supported by robust growth across our agency and bancassurance distribution platforms. New business profit increased by 65 per cent6, reflecting higher volumes and the benefit of improved interest rates and other economic assumptions since 30 June 2020.

Our growth markets and other segment combines our high-potential businesses in Asia and Africa. Overall, these delivered 22 per cent6 growth in APE sales in the period, with a strong performance from a number of our larger businesses, including Vietnam up 16 per cent6, India up 33 per cent6, the Philippines up 55 per cent6 and our Africa businesses up 29 per cent6. In Thailand, APE sales were up 8 per cent6, driven by our enhanced distribution agreement with TMB Bank from the start of the year, particularly in the first quarter. Renewed Covid-19-related disruption beginning in April led to lower performance in the second quarter than in the first. New business profit for the entire segment was 44 per cent6 higher than the prior period, driven largely by higher sales and favourable country and product mix, as well as, albeit small in size, the first-time recognition of Africa new business profit in the period.

Eastspring delivered a 3 per cent7 increase in total funds under management compared with the end of 2020 to $254.0 billion on an actual exchange rate basis, based on net inflows from our internal Asia life funds, net positive market and currency movements. There were net outflows on external funds, with the change in the resulting mix of funds contributing to an increase in fee margin.

Focus on growth opportunities in Asia and Africa

Our strategy in our Asia and Africa businesses is aligned with the supportive structural trends in those regions. Despite the rapid rise in prosperity in Asia, people in Asia still have low levels of insurance cover, with 40 per cent of health and protection spend still paid out of pocket20, and an estimated 80 per cent of the population of Asia still without insurance cover5. Combined with rising prosperity and ageing populations, this creates a large and growing health and protection gap that has been estimated at $1.8 trillion17. Even larger is the estimated $83 trillion mortality gap18, representing the income that families forgo if they lose their breadwinner. In Africa, where the population is expected to double to more than 2 billion people by 205019, less than 50 per cent of people have access to modern health facilities21.

These long-term trends underpin rising demand for savings and protection across both Asia and Africa, and create significant opportunity for growth and value creation. We have trusted brands, digitally enhanced multi-channel distribution and capabilities to differentiate our insurance and asset management products and services. By tailoring these products and services to specific consumer segments and markets, we are well positioned to meet the growing health, protection and long-term savings needs of our customers in these geographies.

We have significant investment appetite that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. We will continue to build on our leading positions in Hong Kong and South-east Asia, and we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand.

In Mainland China we have a substantial opportunity to deepen our presence across our nationwide footprint of 20 branches and 99 cities, which spans more than 80 per cent of China's economy and life insurance market23, leveraging our multi-channel distribution capabilities. China continues to have very low levels of insurance penetration, and recent regulatory developments and consumer demand support further growth both in health and protection and pension products and services. We have a particular focus on areas with the greatest economic growth potential, a strategy aligned with the Chinese government's 'City Cluster Model', centred on Beijing, Shanghai and the Greater Bay Area, a region which, if it were a separate country, would be one of the 10 largest economies in the world. We intend to continue to focus on building a professional, high-quality health and protection-capable agency force. Over time, as our agency force matures and builds experience, we expect this to result in substantially enhanced productivity, providing additional support to our growth trajectory. We will also continue to build-out our bancassurance distribution network with multiple partners throughout China, and to broaden our product offering to address opportunities in wealth management, pensions and in meeting the insurance needs of small to medium-sized enterprises (SMEs).

Mainland China customers are an important customer segment for our Hong Kong business, although new sales have been severely curtailed following the closure of the border between Mainland China and Hong Kong implemented in late January 2020. Based on our own and third-party surveys, we believe there is latent demand from Mainland China customers for our Hong Kong product suite. As a result, we expect to see the return of this important source of new business when the border between Mainland China and Hong Kong reopens and visitor arrivals normalise. Additionally, supportive regulatory developments such as Wealth and Insurance Connect between the Greater Bay Area and Hong Kong will further enhance our Hong Kong business's ability to serve Mainland China customers.

In Indonesia, we will continue to execute our strategy of upgrading our agency force and building our bancassurance presence, while broadening our product set from its unit-linked core. We see great potential in broadening our customer base, notably in further developing our leadership in the Sharia market, and leveraging our digital capabilities based on the Pulse app to address the substantial needs of the mass market and SME customer segments.

In Singapore, we see significant prospects in expanding the servicing of the high net worth and SME markets, alongside supporting a fast-ageing population to address under-covered retirement and health needs. We have launched Pulse Wealth in Singapore as we expand our customer offering and we plan a similar roll-out in high-income markets across the Group.

Our growth market and other segment incorporates our businesses in India and Thailand, as well as Vietnam, the Philippines, Cambodia, Laos, Taiwan and Myanmar and our businesses in Africa.

In India, we own 22 per cent of our life insurance JV, ICICI Prudential, and 49 per cent of our asset management JV, ICICI Prudential Asset Management. As the businesses grow, both in terms of scale and profitability, we see opportunity to increase our presence in this important market. ICICI Prudential has indicated its intent to double its 2019 new business profit over four years, and further increase its weight of health and protection business. This would be driven by deepening its penetration of under-served customer segments, enhancing its distribution footprint and increasing its focus on pension and annuity business. Its strategy of growing protection business is aligned with the Indian government's ambition to increase insurance penetration, with growth supported by increasing online term business and exploring partnerships with loan providers. The business will continue to focus on enhancing persistency by encouraging long-term customer behaviour and improving productivity by leveraging its scale and digital platform.

In Thailand, we are focused on delivering the strategic benefits of recent investments and intend to upscale our position significantly. We see a very substantial value opportunity from our enhanced TMB and UOB bank partnerships and acquisition of TMBAM and TFund, which established Prudential as a top-five player in the mutual fund market. We intend to increase our share of the high net worth and affluent bancassurance segment by delivering integrated wealth, health and retirement solutions. We also plan on increasing our share of the health and protection bancassurance market by aligning our distribution and simplifying our product proposition supported by a specialist health and protection-focused wholesaling unit. In addition, we see a very significant opportunity to leverage our Pulse digital capabilities, in conjunction with digital partners, to increase our health and protection penetration of the mass market.

In Africa we have built a rapidly growing multi-product business since 2014, with operations now in eight countries across the continent. Our business is well-positioned to expand and accelerate growth, building on the strong foundations established over the last seven years as we seek to meet the growing health and savings needs of a rapidly growing working-age population and middle-class consumers. Our expansion has been underpinned by a range of approaches tailored to local market opportunities and includes joint ventures and building on established partnerships. Regional leadership has been consolidated from London into Nairobi, our East Africa base, and two-way sharing of best practice and innovation is taking place with the rest of the Group's operations in Asia.

Our pan-Asia asset manager, Eastspring, is one of the largest pan-Asia asset managers managing $254.0 billion in assets across 11 markets in Asia and is a top-10 asset manager in seven of those markets. We continue to diversify the product set and intend to accelerate Eastspring's development as a leader in Asia by broadening its investment strategies and making wealth services more accessible at lower levels of individual contributions.

To support its ambition, Eastspring's strategic objectives include developing its distribution, product range and investment advisory capability, while continuing to enhance support for the asset management needs of Prudential's life insurance business. In developing its capabilities, Eastspring will further integrate its offerings with those of the Group's life business, to enable the Group to offer services seamlessly across the full spectrum of life, health and wealth products. Eastspring will leverage the Group's established distribution channels as well as continue to build its third-party mandates from international asset allocators.

Distribution strategy

The Group believes in a multi-channel and integrated distribution strategy for the Group's business which can adapt and respond flexibly depending on local market conditions. The Group's distribution network covers agency, bancassurance and non-traditional partnerships, including digital. In the first half of 2021, new business profit split by channel was: 67 per cent agency, 31 per cent bancassurance and 2 per cent others. We continue to support the sales process becoming more virtual across our markets and products, and in the first half of 2021 virtual sales represented 39 per cent of new cases sold through agency and 30 per cent of bancassurance new cases.

Our distribution network covers agency, bancassurance, brokers and non-traditional partnerships. We have around 560,000 licensed tied agents across our life insurance markets15 and agent recruits of over 60,000 in the first half of 2021. Our agency channel is a core component of our success given the high proportion of high margin protection products sold. Across all channels, such products comprised 55 per cent of our new business profit in the first half of 2021.

We are developing the capability to become a digitally-enabled organisation, in order to facilitate customer acquisition at scale. We are focused on digitalising many of our products, services and experiences so that they can be delivered by Pulse, our digital platform and ecosystem which builds on our existing distribution channels and trusted brand.

Pulse

Pulse is a free-to-download digital mobile application that offers artificial intelligence (AI)-powered self-help tools and information to serve users at any time.

Pulse is aimed at attracting a new, younger generation of customers from the middle and lower-income segments, in addition to serving customers within our current demographic and income groups. The majority of Pulse users22 are in the 18 to 35 age group, compared with the average age of an existing Prudential policyholder of around 40. By 5 August, Pulse had been downloaded around 30 million times since its introduction in 2019, and has now been launched in 11 different languages across 17 markets in Asia and Africa, with varying levels of development. The proof of this execution and innovation is demonstrated in the $158 million of APE sales8 involving Pulse in the first half of 2021, representing 10 per cent of our APE sales in markets where Pulse is available.

Our aspiration is for Pulse to act both as a complementary tool for sourcing and managing new business to enhance customer experience and as a future platform for the business, with scope for delivering future operational efficiency.

Pulse is designed with the intention to provide a single digital means of delivering frictionless customer experience, and enables people to engage with a range of health and wellness services. We believe that this will provide significantly enhanced customer fulfilment, online servicing and an advanced claims experience. We work with multiple partners to provide Pulse's products and services, and to date we have entered into 47 key digital partnerships.

As a platform for the business, Pulse can provide end-to-end processing and partnership integration, better positioning us to achieve both scale and efficiency and enhancing our operating model. Agents have the ability to sell Prudential products virtually within the Pulse platform in the Philippines, Malaysia and Indonesia, while e-claims are available in Indonesia, Malaysia, Cambodia, the Philippines and Myanmar.

Al-Noor Ramji, who has been with the Group since 2016, has indicated that after a long career in technology he wishes to retire at the end of 2021. Al-Noor has responsibility for developing and executing the Group's integrated long-term digital strategy. He has also built and led a strong operational and management team to support the successful launch of Pulse across many of our markets. Boon Huat Lee, currently a senior member of the Pulse management team and based in Singapore, has been appointed PCA Chief Digital Officer and will continue to take forward our digital strategy. We thank Al-Noor for his very significant contribution.

Decarbonising our portfolio16

As a significant asset manager and asset owner in regions forecast to be severely impacted by global warming, Prudential has a distinctive role to play in the transition to a low-carbon economy. We are decarbonising our investment portfolio and have announced our intention that the assets we hold on behalf of our insurance companies will become 'net zero' by 2050. To deliver on this, we will divest from all investments in businesses that derive more than 30 per cent of their income from coal, with equities to be fully divested by the end of 2021, and fixed-income assets by the end of 2022. We will also make a 25 per cent reduction in the carbon emissions of all shareholder and policyholder assets by 2025, and we will engage directly on this subject with companies responsible for 65 per cent of the emissions in our portfolio.

Outlook

Throughout the Covid-19 crisis that dominated 2020 and has continued to dominate 2021, Prudential demonstrated its ability to adapt at pace to meet existing and new customer needs, and maintain resilient IFRS operating earnings, driven by the compounding nature of regular-premium income and the focus on health and protection-led insurance margin income.

We expect the vaccination programmes being rolled out during 2021 and 2022 to facilitate a gradual return to more normal economic patterns, although the pace of these programmes and their effect are likely to vary substantially and give a degree of uncertainty over the economic outlook and therefore the performance of the business in the short term. Significant Covid-19 restrictions continue in many markets including, Indonesia, Malaysia, Thailand and the Philippines, while more stringent limitations on movement have recently been introduced in India, Singapore and Vietnam, the impacts of which are likely to extend at least into the fourth quarter of 2021. There is also continuing uncertainty over the extent and timing of the reopening of the border between Hong Kong and China and we now expect that it will remain closed at least for the rest of this year.

In our operational planning, we are working on the basis that the effects of Covid-19 will continue to disrupt economies around the world for some time to come. We are managing our operations tightly so that we can deal with any such extended disruption by focusing on agility in distribution, innovation in product development and high-touch engagement to maintain customer retention. Our strengths in customer contact and service position us well in maintaining the resilience of our business. In those large and high-potential markets where we are currently relatively smaller players, we remain confident that our business will continue to strengthen, given the underlying long-term growth trends.

We are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that our expanded offering and increasingly digitalised distribution platforms are well placed to meet this demand. We believe that the proposed demerger of Jackson will give the post-demerger Prudential Group the opportunity to increase the growth trajectory of our Asia and Africa businesses.

Notes
1      'Adjusted operating profit' refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.
2      Estimated Group shareholder excluding Jackson GWS position at 30 June 2021 before allowing for the impact of the 2021 first interim dividend.
3      The Group shareholder excluding Jackson GWS position is stated before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group GWS capital resources valued at 60 per cent of the market value.
4      GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all central debt instruments (senior and subordinated) held at 14 May 2021, meet the transitional conditions set by the Hong Kong IA and are included as capital resources.
5      Prudential estimate based on number of in-force policies over total population.
6      On a constant exchange rate basis.
7      On an actual exchange rate basis.
8      APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.
9      New business profit, on a post-tax basis, on business sold in the period, calculated in accordance with EEV Principles.
10     APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional financial information for further explanation.
11     Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
12     Before allowing for the 2020 second interim ordinary dividend. The 2020 surplus has been restated so it is on a consistent basis as the position stated at 30 June 2021, which applies the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources. This has increased eligible capital resources by $1.6 billion compared to the LCSM basis. Other increases in the first half of 2021 largely reflect $0.8 billion of operating capital generation from the in-force business.
13     Includes eight Asia markets plus Africa.
14     Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note II of the Additional financial information.
15     Number of agents as at 30 June 2021 and includes India.
16     The portfolio, with a value of $128 billion as at 31 December 2020, excludes unit-linked funds and assets held by joint venture businesses. Following the announcement of the intent to demerge Jackson Financial Inc (Jackson), the Jackson business and all assets it holds are also excluded from these commitments. In addition, this policy cannot be applied to certain externally-managed collective investment scheme balances.
17     Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
18     Source: Swiss Re Institute: Closing Asia's mortality protection gap, July 2020.
19     Source: The Economist, Special report, Mar 28th 2020 edition.
20     Source: World Health Organisation: Global Health Observatory data repository (2018). Out of pocket expenditure as percentage of current health expenditure.
21     Source: Health and Diseases in Africa, October 2017 (nih.gov).
22     A majority of Pulse users who submitted demographic data aggregated across Pulse markets.
23     Based on 2020 data. Source: China National Bureau of Statistics.
24     Excluding joint ventures and associates.
25     Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note B of the Additional EEV financial information.

Group Chief Financial Officer and Chief Operating Officer's report on the 2021 first half financial performance

Our financial performance over the first half of 2021 reflects the continued successful execution of our Asia and Africa strategy. This is built on leading positions in markets that offer the largest structural growth potential, and our focus on the provision of recurring premium health, protection and savings products, and driven by a diversified, agile and digitally-enabled distribution platform. Despite ongoing Covid-19-related disruption in several markets, I am pleased to report that our business delivered a robust performance across our financial metrics, which are discussed further below.

In the first half of the year, we continued to work on the separation of Jackson and plan to complete the proposed demerger, subject to shareholder approval, in September 2021. For this half year, Jackson is treated as a discontinued operation for financial reporting purposes and excluded from our key KPIs which focus on the continuing parts of our business. The value of our interest in Jackson was written down to fair value in our balance sheet as of 30 June 2021, and following the demerger the 19.7 per cent non-controlling economic interest (19.9 per cent voting interest) which we propose to hold will be marked to market.

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

The total IFRS loss after tax for the first half of 2021 was $(4,637) million (2020: $565 million1 profit after tax), which comprised a $1,070 million profit after tax from continuing operations and a $(5,707) million loss after tax from discontinued operations. This loss from discontinued operations is due to the write-down of Jackson to its estimated fair value following its classification as held for distribution in the first half of 2021. The Jackson business generated a profit after tax of $1,800 million in the period, of which the Group's share was $1,600 million. Further discussion on Jackson is included in the section headed Loss from discontinued operations - Jackson which appears later in this report. As a consequence of the write-down of Jackson, IFRS shareholders' equity fell from $20.9 billion at the end of 2020 to $15.7 billion at 30 June 2021. The remainder of this summary will focus on the Group's continuing operations.

The addition of profitable new life insurance business is the key operational driver of the development of the Group's (excluding Jackson) EEV shareholders' equity. New business profit grew by 25 per cent1 to $1,176 million in the period. In addition to the generation of new business profit, the main components of our embedded value operating return are the expected return on in-force business, the effect of operating variances and assumptions changes, if any, and the contribution of asset management profit from Eastspring. The in-force expected return increased by 15 per cent1 reflecting growth in the in-force balance since the first half of 2020 and rising interest rates.

In combination, these developments, alongside lower central and restructuring costs, supported an EEV operating profit from continuing operations of $1,749 million, equivalent to an annualised return13 on the Group's (excluding Jackson) EEV shareholders' equity of 8 per cent. After allowing for the effect of higher interest rates and other market movements in the period, as required by our active basis EEV methodology, Group (excluding Jackson) EEV shareholders' equity was $43.2 billion at 30 June 2021 (31 December 2020: $41.9 billion).

This performance is also reflected in the positive development of our cash metric, operating free surplus generation. This increased 9 per cent1 for our continuing life insurance and asset management operations before restructuring costs, driven by the combination of a 14 per cent1 increase in expected in-force free surplus generation and increased asset management profit, offset by higher investment in profitable new business. Over the first half of 2021, our new business profit of $1,176 million (2020: $939 million1) was nearly four times greater than the amount invested in new business ($(319) million, 2020: $(303) million1).

Overall, Asia and Africa adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2) from life insurance increased by 11 per cent1, driven by higher insurance margin given the growth of health and protection business over recent years and higher fee income as equity markets continued to rise. This growth was partially offset by claims on medical reimbursement business beginning to return to more usual levels, following the Covid-19-related fall in 2020, and higher Covid-19 claims in Indonesia and India. We expect this trend to continue into the fourth quarter for those markets with a high number of Covid-19 cases. Eight Asia life markets and Africa delivered double-digit growth. Asset management profit increased by 10 per cent1 to $162 million driven by higher average funds under management and improved revenue margins. After allowing for central costs, the Group's total adjusted operating profit from continuing operations increased by 19 per cent1 to $1,571 million.

The Group's regulatory capital position excluding the discontinued Jackson business remains robust. Following the Group's designation under the Group-wide Supervision (GWS) Framework on 14 May 2021, the Group's GWS coverage ratio on a shareholder basis excluding Jackson was 383 per cent23 compared with 370 per cent on an equivalent basis22 at 31 December 2020, largely due to organic capital generation.

Equity and credit markets
The first half of 2021 saw constructive equity market development, higher risk-free rates and narrowing corporate bond spreads. In the US, the S&P 500 index increased by 14 per cent and in Asia the MSCI Asia ex Japan index was up 6 per cent. Government bond yields generally increased over the period, for example the US 10-year government bond yield ended the period at 1.5 per cent (31 December 2020: 0.9 per cent). Corporate bond spreads narrowed in the period, for example spreads on US dollar denominated A-rated corporate bonds fell by 12 basis points in the first half of 2021.

IFRS profit
	Actual exchange rate			Constant exchange rate
	Half year 2021 $m	Half year 2020 $m	Change %	Half year 2020 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations

China JV	139	101	38	109	28
Hong Kong	460	412	12	412	12
Indonesia	225	249	(10)	255	(12)
Malaysia	184	158	16	164	12
Singapore	320	262	22	276	16
Growth markets and other12	479	404	19	418	15
Long-term business adjusted operating profit	1,807	1,586	14	1,634	11
Asset management	162	143	13	147	10
Total segment profit from continuing operations	1,969	1,729	14	1,781	11
Investment return and other income	-	8	n/a	8	n/a
Interest payable on core structural borrowings	(164)	(153)	(7)	(153)	(7)
Corporate expenditure	(157)	(201)	22	(212)	26
Other income and expenditure	(321)	(346)	7	(357)	10
Total adjusted operating profit before tax and restructuring and IFRS 17 implementation costs	1,648	1,383	19	1,424	16
Restructuring and IFRS 17 implementation costs	(77)	(97)	21	(99)	22
Total adjusted operating profit before tax	1,571	1,286	22	1,325	19
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(212)	(418)	49	(421)	50
Amortisation of acquisition accounting adjustments	(2)	(2)	-	(2)	-
Loss attaching to corporate transactions	(94)	-	n/a	-	n/a
Profit from continuing operations before tax attributable to shareholders	1,263	866	46	902	40
Tax charge attributable to shareholders' returns	(193)	(244)	21	(249)	22
Profit from continuing operations for the period	1,070	622	72	653	64
Loss from discontinued operations for the period, net of related tax	(5,707)	(88)	n/a	(88)	n/a
(Loss) profit for the period	(4,637)	534	n/a	565	n/a

IFRS earnings per share
	Actual exchange rate			Constant exchange rate
	Half year 2021 cents	Half year 2020 cents	Change %	Half year 2020 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	51.6	38.1	35	39.4	31

Basic earnings per share based on:
Total profit after tax from continuing operations	40.9	23.1	77	24.3	68
Total profit after tax from discontinued operations	(195.1)	(3.4)	n/a	(3.4)	n/a

Growth in adjusted operating profit remains broad based and at scale. Segment profit from continuing long-term and asset management business increased by 11 per cent1 to $1,969 million. All our major segments, other than Indonesia, delivered growth, with the biggest increase seen in the China JV. Two markets generated adjusted operating profit of $250 million or above, and a further five markets, including our asset management business, were above $100 million in the first half of the year.

In the China JV, adjusted operating profit increased by 28 per cent1 following strong growth in the size of the business over recent years.

In Hong Kong, our focus on regular-premium health and protection business, combined with our strong persistency experience, increased renewal premiums for our shareholder-backed business. This, together with the compounding benefit to adjusted operating profit from our flagship critical illness products due to the accumulating nature of asset shares, led to an increase in adjusted operating profit of 12 per cent1. Renewal premiums declined in aggregate as some policies within the with-profits funds reached the end of the premium-paying term. We continue to earn profits on these policies in-line with bonus declarations.

In Singapore, growth of 16 per cent1 was supported by the continued growth of our in-force business, with an increase in insurance margin in the period reflecting higher renewal premiums.

In Malaysia, growth of 12 per cent1 was supported by the growth of our in-force protection business, with shareholder-backed renewal premiums25 increasing by 12 per cent1. Additionally, higher average unit-linked liabilities saw an increase in fee income in the period and claims levels were lower than expected.

In Indonesia, adjusted operating profit reduced by (12) per cent1 reflecting lower new sales over recent years as well as adverse Covid-19-related claims experience in the current period compared with that in the first half of 2020. We expect this trend to continue into the fourth quarter.

The businesses comprising our Growth markets and other segment generated a strong performance in the first half with adjusted operating profit 15 per cent1 higher, again reflective of in-force growth. Vietnam, the Philippines, Thailand and Taiwan all reported robust double-digit growth, while adjusted operating profit in India declined reflecting higher Covid-19-related claims. The second half performance of this segment will be subject to the level of claims-related impacts as the Covid-19 pandemic unfolds.

The Group's total adjusted operating profit from continuing operations after restructuring and IFRS 17 costs increased by 19 per cent1 to $1,571 million. This reflects the benefit of the higher Asia and Africa adjusted operating profit and lower central expenses.

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations15

	Actual exchange rate				Constant exchange rate
	Half year 2021		Half year 2020		Half year 2020
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	153	67	146	79	152	80
Fee income	169	103	135	102	140	102
With-profits	62	15	58	17	59	17
Insurance margin	1,467		1,287		1,326
Other income	1,533		1,473		1,516
Total life income	3,384		3,099		3,193
Expenses:
Acquisition costs	(990)	(48)%	(875)	(51)%	(904)	(51)%
Administration expenses	(804)	(203)	(737)	(231)	(758)	(232)
DAC adjustments	238		117		123
Share of related tax charges from joint ventures and associates	(21)		(18)		(20)
Long-term insurance business pre-tax adjusted operating profit	1,807		1,586		1,634

Our adjusted operating profit continues to be based on high-quality drivers. The overall 11 per cent1 growth in Asia and Africa life insurance adjusted operating profit to $1,807 million (2020: $1,634 million1) was driven principally by 11 per cent1 growth in insurance margin-related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business, partially offset by a more normalised claims experience following the lower level of claims seen in 2020 and higher Covid-19 claims in Indonesia and India.

Fee income increased by 21 per cent1, reflecting the impact of stronger equity markets and premium contributions while spread income was broadly in line with the prior period, with a small fall in margin due to country mix.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 5 per cent1 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. The 1 per cent1 increase from half year 2020 largely reflects higher premiums on shareholder-backed business offset by changes in product mix.

Acquisition costs increased in the period, largely due to higher APE sales in the first half of 2021 as compared with the prior year. This increase in acquisition costs has led to an increase in the costs deferred and therefore higher DAC adjustments in the period.

Administration expenses, including renewal commissions, increased by 6 per cent1 reflecting in-force business growth and increased investment in the Pulse ecosystem.

Asset management

	Actual exchange rate
	Half year 2021 $m	Half year 2020 $m	Change %
Total external net flows*,16	(509)	(8,362)	n/a

External funds under management* ($bn)	96.1	82.4	17
Funds managed on behalf of M&G plc ($bn)	16.1	15.7	3
Internal funds under management ($bn)	141.8	121.6	17
Total funds under management ($bn)	254.0	219.7	16

Analysis of adjusted operating profit
Retail operating income	225	188	20
Institutional operating income	149	125	19
Operating income before performance-related fees	374	313	19
Performance-related fees	6	2	200
Operating income (net of commission)	380	315	21
Operating expense	(196)	(157)	(25)
Group's share of tax on joint ventures' adjusted operating profit	(22)	(15)	(47)
Adjusted operating profit	162	143	13
Adjusted operating profit after tax	147	126	17

Average funds managed by Eastspring	$247.6bn	$224.1bn	10
Fee margin based on operating income	30bps	28bps	+2bps
Cost/income ratio10	52%	50%	+2ppts
*    Excluding funds managed on behalf of M&G plc.

Eastspring's total funds under management were $254.0 billion at 30 June 2021 (30 June 2020: $219.7 billion4), reflecting favourable internal net flows and higher equity markets. Compared with 2020, Eastspring's average funds under management increased by 10 per cent4 (6 per cent20 on a constant exchange rate basis).

Investment performance improved in the current year driven by the particularly strong relative performance of our value-style equity teams. In addition, our quantitative equity team delivered strong relative performance and our fixed income team continued to generate "alpha" and deliver significant excess returns. Meaningful excess returns were also attained on funds managed on behalf of the Group's insurance business, supported by asset allocation decisions.

Eastspring continues to benefit from positive net flows from internal insurance funds, recording $4.5 billion (2020: $2.9 billion). As market volatility subsided compared with the first half of 2020, third-party flows related to external funds under management were negative $(0.5) billion, compared with $(8.4) billion for the first half of 2020. During the first half of 2021, institutional net inflows into our equity strategies were more than offset by retail net outflows from our fixed income strategies, with the change in the resulting mix of funds contributing to an increase in fee margin. Positive investment performance saw funds managed on behalf of M&G plc increase by $0.4 billion from $15.7 billion at the end of 2020 to $16.1 billion at the end of June 2021. There were marginal net inflows in the period. Around $(5.1) billion of outflows of funds managed on behalf of M&G plc are expected in the second half of the year.

Eastspring's adjusted operating profit of $162 million was up 10 per cent1 compared with the prior period on a constant exchange rate basis (up 13 per cent4 on an actual exchange rate basis). Operating income (net of commission) increased by 21 per cent4 driven by higher average funds under management and improved asset mix which saw the average fee margin increase to 30 basis points (2020: 28 basis points4). There was an increase in the cost/income ratio10 to 52 per cent (2020: 50 per cent) due to investments made in strengthening the capabilities of the business across dimensions including footprint, distribution, investment strategies and customer experience.

Other income and expenditure

Central corporate expenditure was 26 per cent1 lower than the prior period reflecting the delivery of the $180 million5,6 of right-sizing of our head office costs alongside the evolving footprint of the business. Annual head office costs are targeted to reduce further by around $70 million from the start of 2023.

Interest costs on core structural borrowings net of other central income were up 13 per cent1 compared with the prior period, reflecting the full impact in this accounting period of interest paid on debt issued in April 2020 and lower central income in the first half of 2021 reflecting lower foreign exchange movements on non-US dollar central items.

Restructuring costs of $(77) million (2020: $(97) million4) reflect the Group's substantial and ongoing IFRS 17 project, and one-off costs associated with cost savings initiatives in our business. These are expected to remain elevated through the demerger period and until IFRS 17 is fully implemented.

IFRS basis non-operating items from continuing operations

Non-operating items from continuing operations in the first half of 2021 consist mainly of short-term fluctuations in investment returns on shareholder-backed business of negative $(212) million, largely arising in Asia, (2020: negative $(418) million4), and $(94) million of costs associated with corporate transactions (2020: nil).

Short-term fluctuations reflect the net impact from an increase in interest rates in most Asia markets on bond asset values and on the valuation interest rates (VIRs) used to determine policyholder liabilities.

Costs associated with corporate transactions of $(94) million (2020: nil) largely reflect the cost incurred by Prudential plc in connection with the separation of Jackson including key management changes. Remaining costs to complete the demerger in the second half of 2021 are anticipated to be minimal. See note D1.1 in the IFRS financial statements for further information.

IFRS effective tax rates for continuing operations

In the first half of 2021, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 14 per cent (2020: 21 per cent). The lower rate reflects reductions in corporate income tax rates in Indonesia and the Philippines; higher levels of non-taxable investment income in a number of Asia jurisdictions, and the resolution of some historic tax issues at lower amounts than originally provided for. Following the proposed demerger, and taking into account the planned reduction in head office costs, the effective tax rate on adjusted operating profit for the Prudential Group is expected to be around 18 per cent.

The effective tax rate on total IFRS profit from continuing operations in the first half of 2021 was 15 per cent (2020: 28 per cent), reflecting a combination of the matters referred to above which reduced the adjusted operating profit tax rate together with a decrease from 2020 in non-taxable investment-related marked-to-market losses arising in Asia.

We are monitoring the ongoing discussions regarding reforming the international tax system to reflect a more digitalised global economy. While the insurance industry is not a target of these reforms, it is possible that changes to the international tax system (such as introducing a global minimum corporate tax rate of at least 15 per cent) could increase Prudential's effective tax rate.

Loss from discontinued operations - Jackson

In January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger. Prudential published a shareholder circular on 6 August 2021, which contains details of the proposed demerger and the general meeting for shareholders to approve it on 27 August 2021. The proposed demerger is planned to complete in September 2021 and accordingly Jackson has been classified as held for distribution and presented as discontinued within these half year 2021 financial statements.

The total loss from discontinued operations after tax was $(5,707) million, as included in the IFRS profit table above. This comprises the following amounts:

	Half year 2021 $m	Half year 2020 $m
Profit (loss) before tax	2,170	(203)
Tax (charge) credit	(370)	115
Profit (loss) after tax	1,800	(88)
Loss on write-down to fair value	(7,507)	-
Loss for the period	(5,707)	(88)
Loss for the period attributable to shareholders*	(5,073)	(88)
*    Relates to the Group's 88.9 per cent economic interest in Jackson.

In accordance with IFRS 5, following its classification as held for distribution, Jackson has been written down to its estimated fair value, estimated at $3.0 billion. This fair value has been determined by considering publicly available information on listed equities of similar profile to Jackson in the US market. It may therefore differ from the fair value that is determined following initial trading of the Jackson shares post the demerger. Using this fair value has resulted in a loss on remeasurement, after tax, of $(7,507) million.

The improvement in Jackson's profit (loss) before tax in the first half of 2021 as compared with the first half of 2020 arises from the following:

●    An increase in fee income from variable annuity products, reflecting higher average separate account balances over the first half of 2021 compared with the same period in the prior year together with a deceleration in DAC amortisation of $102 million compared with an acceleration of $(32) million in the prior period, reflecting the increase in equity markets since the start of the year. This was offset to some degree by lower spread income and higher expenses as a result of higher asset-based commission expenses.

●    An improvement in the level of net gains/losses arising from short-term investment fluctuations (net of associated DAC) from a loss of $(2,288) million in the prior year to a gain of $592 million in the first half of 2021. The gain in the current period largely reflects the impact of increases in interest rates since the start of the year on the value of Jackson's product guarantees, which more than offset the losses on derivatives arising from the rise in interest rates and equity markets over the period.

●    Offsetting these positives was the non-reoccurrence of the $846 million pre-tax gain that arose as a result of the Athene reinsurance transaction undertaken in June 2020.

The effective tax rate on Jackson's profit before tax was 17 per cent (2020: 57 per cent).

Further information on Jackson's performance in the first half of 2021 is given at the end of this Chief Financial Officer and Chief Operating Officer's report.

Shareholders' equity

Group IFRS shareholders' equity
	Half year 2021 $m	Half year 2020 $m	Full year 2020 $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	1,342	990	2,250

(Loss) profit after tax for the period	(4,637)	534	2,185
Less non-controlling interest	627	(22)	(67)
(Loss) profit after tax for the period attributable to shareholders	(4,010)	512	2,118
Exchange movements, net of related tax	(158)	(200)	239
Unrealised gains and losses on US fixed income securities classified as available-for-sale	(771)	(22)	300
Sale of 11.1 per cent stake in Jackson to Athene	-	-	(514)
External dividends	(283)	(674)	(814)
Other	57	17	72
Net (decrease) increase in shareholders' equity	(5,165)	(367)	1,401
Shareholders' equity at beginning of the period	20,878	19,477	19,477
Shareholders' equity at end of the period	15,713	19,110	20,878
Shareholders' value per share10	601¢	732¢	800¢

Group IFRS shareholders' equity in the six months to 30 June 2021 decreased by (25) per cent4 to $15.7 billion (30 June 2020: $19.1 billion4, 31 December 2020: $20.9 billion4), largely reflecting the loss after tax from discontinued operations for the period (as described above).

Excluding the $2,667 million attributable to Jackson, IFRS shareholders' equity for continuing operations was $13.0 billion as at 30 June 2021, up 5 per cent4 from 31 December 2020. This increase reflects profit after tax for the period, partly offset by unfavourable exchange movements in the period and the payment of the 2020 second interim ordinary dividend.

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	Half year 2021 $m		Half year 2020 $m		Change %		Half year 2020 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
China JV	448	228	319	127	40	80	347	138	29	65
Hong Kong	253	306	388	353	(35)	(13)	388	353	(35)	(13)
Indonesia	117	57	123	68	(5)	(16)	125	69	(6)	(17)
Malaysia	211	113	123	69	72	64	127	71	66	59
Singapore	379	215	229	123	66	75	240	130	58	65
Growth markets and other*	675	257	537	172	26	49	553	178	22	44
Total*	2,083	1,176	1,719	912	21	29	1,780	939	17	25
Total new business margin		56%		53%				53%
*     The half year 2020 new business profit results exclude contributions from Africa.

Life insurance APE sales increased by 17 per cent1 to $2,083 million and related new business profit increased by 25 per cent1. Outside Hong Kong, overall APE sales were 31 per cent1 higher and new business profit increased by 48 per cent1.

Over the first half of 2021 we continued to benefit from our diverse and digitally enabled business platform. Despite ongoing Covid-19-related disruption in a number of our markets, all markets other than Hong Kong and Indonesia increased APE sales compared with the prior period, with 10 markets21 delivering double-digit growth. All distribution channels delivered double-digit growth, with agency up 17 per cent1. APE sales24 in the period involving Pulse accounted for 10 per cent of APE sales in markets where Pulse is available, reflecting the ongoing build out of our digital ecosystem.

The China JV saw APE sales up 29 per cent1 to $448 million and was our largest market by volume in the period. APE sales in Malaysia were up by 66 per cent1 and Singapore up by 58 per cent1. Hong Kong domestic business APE sales were 10 per cent1 lower. Following the border closure in late January 2020, sales to Mainland China customers in Hong Kong remained severely curtailed. Our growth markets and other segment saw APE sales up 22 per cent1 driven by strong growth in India, the Philippines, Vietnam and Africa.

New business profit increased by 25 per cent1 to $1,176 million driven principally by the increase in APE sales and the effect of favourable channel and product mix changes. Across the portfolio, the effect of interest rate movements under our active basis EEV methodology was marginally positive. New business profit related to our Africa businesses is also incorporated into the current period for the first time. Excluding Hong Kong, new business profit was 48 per cent1 higher, driven by strong growth across all reporting segments other than Indonesia, with nine markets achieving double-digit expansion. This growth reflects our improved ability to trade in the current environment as a result of investment made in the last few years to broaden our product offering, expand our routes to market and implement new digital tools.

EEV basis results

EEV basis results from continuing operations
	Actual exchange rate			Constant exchange rate
	Half year 2021 $m	Half year 2020 $m	Change %	Half year 2020 $m	Change %
New business profit	1,176	912	29	939	25
Profit from in-force business	857	993	(14)	1,012	(15)
Operating profit from long-term business	2,033	1,905	7	1,951	4
Asset management	147	126	17	130	13
Other income and expenditure26	(431)	(491)	12	(503)	14
Operating profit for the period from continuing operations	1,749	1,540	14	1,578	11
Non-operating profit	158	(3,090)	105	(3,119)	105
Profit (loss) for the period from continuing operations	1,907	(1,550)	223	(1,541)	224
Dividends paid	(283)	(674)
Other movements	(388)	(746)
Net increase (decrease) in EEV shareholders' equity from continuing operations	1,236	(2,970)
EEV shareholders' equity from continuing operations at 1 Jan	41,926	38,369
EEV shareholders' equity from continuing operations at 30 Jun	43,162	35,399
% Annualised new business profit13/average EEV shareholders' equity for insurance and asset management business operations	5%	5%
% Annualised operating profit13/average EEV shareholders' equity for continuing operations	8%	8%

EEV shareholders' equity	30 Jun 2021 $m	31 Dec 2020 $m
Represented by:
China JV	3,049	2,798
Hong Kong	20,951	20,156
Indonesia	2,350	2,630
Malaysia	3,814	4,142
Singapore	7,917	8,160
Growth markets and other	5,601	4,975
Embedded value from long-term business excluding goodwill	43,682	42,861
Asset management and other excluding goodwill	(1,308)	(1,756)
Goodwill attributable to equity holders	788	821
EEV shareholders' equity from continuing operations	43,162	41,926
EEV shareholders' equity from discontinued operations	2,667	12,081
Group EEV shareholders' equity	45,829	54,007
EEV shareholders' equity per share from continuing operations	1,650¢	1,607¢
Group EEV shareholders' equity per share	1,752¢	2,070¢

The results of the continuing operations of the Group on an EEV basis consist of the results of profits on an EEV basis from long-term and asset management business together with corporate costs and dividends paid.

EEV operating profit from longer-term business increased by 4 per cent1 compared with the prior period to $2,033 million (2020: $1,951 million1), driven by increased new business profit, which was partly offset by a lower profit from in-force business.

The profit from in-force business is driven by the expected return and effects of operating assumption changes, if any, and operating experience variances. The expected return increased by 15 per cent1 above the prior period reflecting the combined effects of underlying business growth and the impact of higher period end interest rates increasing the risk discount rate under our active basis European Embedded Value methodology. However, operating assumption and experience variances were negative $(27) million on a net basis reflecting a number of factors including higher levels of investment in our digital ecosystems and short-term persistency impacts linked to Covid-19 effects. While we have continued to see better than expected claims experience on our medical reimbursement business, this is lower than in prior periods and is offset by higher Covid-19-related claims in the period in Indonesia and India. The small overall level of assumption changes and variances in such an unprecedented environment is demonstration of the discipline with which we manage our in-force portfolio.

EEV asset management segment operating profit after tax was up 13 per cent1 on the prior period at $147 million (2020: $130 million1), as discussed within our IFRS results section above.

After allowing for lower central expenditure (including IFRS 17 and restructuring costs) EEV operating profit for continuing operations was up 11 per cent1 to $1,749 million.

The non-operating profit of $158 million (2020: $(3,090) million4) is driven principally by the effect of changes in economic assumptions, partly offset by negative investment return variances given reduced bond valuations reflecting the increase in interest rates in the period.

Overall, EEV shareholders' equity from continuing operations increased by 3 per cent4 since 31 December 2020 to $43.2 billion (31 December 2020: $41.9 billion4). Of this, $43.7 billion (31 December 2020: $42.9 billion4) relates to the value of the long-term business and includes our share of our India associate valued using embedded value principles which is significantly lower than its market capitalisation. The remainder represents Asia asset management, other operations (including central Group debt) and goodwill attributable to shareholders which are carried at IFRS net asset value within the Group's EEV. EEV shareholders' equity from continuing operations, excluding the proposed 19.7 per cent non-controlling economic interest to be held in Jackson post the proposed demerger, on a per share basis at 30 June 2021 was 1,650 cents (31 December 2020: 1,607 cents4).

Our US business has been written down to fair value within total Group EEV shareholders' equity. After allowing for this change in valuation, total Group EEV fell (15) per cent4 from $54,007 million4 at 31 December 2020 to $45,829 million at 30 June 2021.

Group free surplus generation from continuing operations11

Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is generally based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. For life insurance operations, it represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management businesses, it equates to post-tax adjusted operating profit for the period.

For asset management and other non-insurance operations (including the Group's central operations), free surplus is taken to be IFRS basis shareholders' equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Following the application of the GWS Framework, both subordinated and senior debt are treated as capital for the purposes of free surplus at 30 June 2021.

Analysis of movement in Group free surplus9
	Actual exchange rate			Constant exchange rate
	Half year 2021 $m	Half year 2020 $m	Change %	Half year 2020 $m	Change %
Expected transfer from in-force business and return on existing free surplus	1,249	1,061	18	1,095	14
Changes in operating assumptions and experience variances	35	94	(63)	95	(63)
Operating free surplus generated from in-force life business before restructuring costs	1,284	1,155	11	1,190	8
Investment in new business	(319)	(298)	(7)	(303)	(5)
Operating free surplus generated from life business before restructuring costs	965	857	13	887	9
Asset management	147	126	17	130	13
Operating free surplus generated from life business and asset management before restructuring costs	1,112	983	13	1,017	9
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(164)	(144)	(14)	(144)	(14)
Corporate expenditure	(149)	(201)	26	(212)	30
Other items and eliminations	(46)	(53)	13	(53)	13
Net operating free surplus generated before restructuring and IFRS 17 implementation costs	753	585	29	608	24
Restructuring and IFRS 17 implementation costs (net of tax)	(70)	(93)	25	(94)	26
Net Group operating free surplus generated for continuing operations	683	492	39	514	33
External dividends	(283)	(674)
Non-operating and other movements	138	(744)
Treatment of grandfathered debt instruments under the GWS Framework	1,995	-
Foreign exchange movements	(29)	(126)
Increase (decrease) in Group free surplus from continuing operations*	2,504	(1,052)
Change in amounts attributable to non-controlling interests	(13)	(22)
Free surplus at 1 Jan from continuing operations	8,344	7,959
Free surplus at 30 Jun from continuing operations	10,835	6,885
Comprising:
Free surplus of life insurance and asset management operations	6,203	4,355
Central operations	4,632	2,530
*     Before amounts attributable to non-controlling interests.

The free surplus generation from in-force life business increased by 8 per cent1 in the period, reflecting underlying growth in the in-force business among other factors. Asset management earnings increased by 13 per cent1 on an after tax basis (discussed in the commentary on IFRS above), while operating assumption and experience variance effects remained positive, though lower than the prior year.

Investment in profitable new business increased by 5 per cent1, supporting the 25 per cent1 increase in new business profit discussed above, equating to a ratio of value creation as meaured by new business profit, of nearly four times capital invested.

Net of investment in new business, operating free surplus generation by our life and asset management business increased by 9 per cent1 in the period. Combined with a reduction in central costs of 12 per cent1, total Group operating free surplus generation before restructuring costs from continuing operations was 24 per cent1 higher at $753 million, and $683 million after restructuring costs.

Free surplus from continuing operations at 30 June 2021 was $10.8 billion, after allowing for free surplus generation in the period and a $2.0 billion uplift following the recognition of senior debt under the GWS Framework. This uplift differs from the $1.6 billion recognised in the Group's capital resources as, prior to the adoption of GWS, senior debt was deducted from free surplus at market value rather than at cost.

Greater China presence

Prudential has a significant footprint in the Greater China region. Its 100 per cent owned life insurance business in Hong Kong has grown to be one of the largest since it was first established 57 years ago. In addition, in 2010, Prudential achieved dual primary listed status by becoming listed in Hong Kong and in 2019, following the demerger of M&G plc, the Group's regulator shifted from the UK's Prudential Regulation Authority to the Hong Kong Insurance Authority (IA). The Group is joint-headquartered in London and Hong Kong. The Group, and the location of its employees, including key executives, has shifted further towards Hong Kong over the years, with over 60 per cent of head office staff now located in Hong Kong.

Alongside its presence in Hong Kong, Prudential has a life insurance subsidiary in Taiwan and a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate, in Mainland China. The table below demonstrates the significant proportion of the Group's financial measures that were contributed by our Hong Kong, China JV and Taiwan businesses.

	Gross premiums earned**				New business profit***
	Half year		Full year		Half year		Full year
	2021 $m	2020 $m	2020 $m	2019 $m	2021 $m	2020 $m	2020 $m	2019 $m
Total Greater China*	6,677	6,975	14,179	13,572	575	516	1,145	2,379
Total Group* (continuing operations)	13,587	12,578	26,728	27,002	1,176	912	2,201	3,522

Percentage of total	49%	55%	53%	50%	49%	57%	52%	68%
*     Total Greater China represents the amount contributed by the life business in Hong Kong, Taiwan and the Group's share of the amounts earned by the China JV. The Group total includes the Group's share of the amounts earned by all life associates and JVs.
**    The gross earned premium amount shown above differs from that shown in the income statement as it includes the Group's share of amounts earned by associates and JVs. A reconciliation to the amount included in the income statements is included in note II of the Additional financial information.
***  New business profit results for half year 2020, full year 2020 and full year 2019 exclude contributions from Africa.

Dividend

Reflecting the Group's capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on Asia's operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Prudential Board paid a 2020 second interim ordinary dividend of 10.73 cents per share. Combined with the first interim ordinary dividend of 5.37 cents per share, Prudential's total 2020 dividend was 16.10 cents per share.

The Board applies a formulaic approach to first interim dividends, calculated as one-third of the previous year's full-year ordinary dividend. The Board has approved a 2021 first interim ordinary dividend of 5.37 cents per share.

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong IA to determine group regulatory capital requirements. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA. The Hong Kong IA has confirmed the grandfathering of our $6.0 billion19 of subordinated debt and senior debt as capital. This is consistent with our expectations and we expect to refinance our debt instruments in the normal course. More information is set out in note I(i) of the Additional financial information.

In the analysis below we have restated the 31 December 2020 LCSM position to reflect the treatment of debt instruments under the GWS Framework. This has increased eligible capital resources by $1.6 billion compared to the LCSM basis.

The formal GWS regulatory position of the Group is stated after including all the Asia with-profit funds and the discontinued Jackson business. At 30 June 2021 the estimated coverage ratio22 of capital resources over Group Minimum Capital Requirement on this basis was 351 per cent, including Jackson (31 December 202022: 343 per cent on a consistent basis).

The Group shareholder excluding Jackson GWS coverage ratio of capital resources over Group Minimum Capital Requirement at 30 June 2021 was 383 per cent (31 December 202022: 370 per cent).

Overall, GWS shareholder surplus over Group Minimum Capital Requirement22 excluding Jackson increased by $0.7 billion since 31 December 2020 to $10.1 billion at the end of June. GWS shareholder in-force operating capital generation in the period was $0.8 billion after allowing for central costs, which supported $(0.1) billion of investment in new business.

The Group's GWS position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information on the basis of calculation of the GWS measure.

Estimated Group excluding Jackson GWS capital position based on Group Minimum Capital Requirement (GMCR)
	30 Jun 2021			31 Dec 2020
Amounts attributable to Prudential plc22,23	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Capital resources ($bn)	37.2	(23.6)	13.6	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.6	(7.1)	3.5	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	26.6	(16.5)	10.1	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	349%		383%	344%		370%

Financing and liquidity

Net core structural borrowings of shareholder-financed businesses
	30 Jun 2021 $m			30 Jun 2020 $m			31 Dec 2020 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Borrowings of shareholder-financed businesses from continuing operations	6,404	625	7,029	6,249	479	6,728	6,383	795	7,178
Discontinued operations - Jackson Surplus Notes	-	-	-	250	109	359	250	90	340
Total borrowings of shareholder-financed businesses	6,404	625	7,029	6,499	588	7,087	6,633	885	7,518
Less: holding company cash and short-term investments	(1,393)	-	(1,393)	(1,907)	-	(1,907)	(1,463)	-	(1,463)
Net core structural borrowings of shareholder-financed businesses	5,011	625	5,636	4,592	588	5,180	5,170	885	6,055
Net gearing ratio*	28%			30%			28%
*     Net core structural borrowings from continuing operations as proportion of IFRS shareholders' equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $6.4 billion at 30 June 2021 (31 December 2020: $6.4 billion). The Group had central cash resources of $1.4 billion at 30 June 2021 (31 December 2020: $1.5 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $5.0 billion at end of June 2021 (31 December 2020: $4.9 billion for continuing operations). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during the first half of 2021.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $500 million in issue at the end of the first half of 2021 (31 December 2020: $501 million).

As at 30 June 2021, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2021.

At 30 June 2021, the Group's net gearing ratio as defined in the table above, which for the current period excludes Jackson and does not reflect any value for the 19.7 per cent non-controlling economic interest retained in the business post the proposed demerger, was 28 per cent, in line with guidance provided at full year 2020 on the effect of excluding Jackson. On a Moody's basis, which is the basis management intend to use going forward to manage leverage and which differs to the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds, the equivalent ratio (excluding Jackson and not reflecting any value for the 19.7 per cent non-controlling economic interest retained in the business post-demerger) is 31 per cent.

The Prudential Group seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained and enhanced in the future.

Following the proposed demerger of Jackson, as a pure-play Asia and Africa business, Prudential will target a Moody's debt-leverage ratio of around 20 to 25 per cent over the medium term18. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings. As indicated in the Group Chief Executive's report, the Group is currently considering an equity raise of around $2.5-3.0 billion in order to enhance financial flexibility and de-lever the balance sheet.

Cash remittances

Holding company cash flow8
	Actual exchange rate
	Half year 2021 $m	Half year 2020 $m	Change %
From continuing operations
Insurance and asset management business	1,035	446	132
Other operations	-	32	(100)
Net cash remitted by business units	1,035	478	117
Net interest paid	(163)	(147)	(11)
Tax received	-	94	(100)
Corporate activities14	(216)	(194)	(11)
Centrally funded recurring bancassurance fees17	(176)	(176)	-
Total central outflows	(555)	(423)	(31)
Holding company cash flow before dividends and other movements	480	55
Dividends paid	(283)	(674)
Operating holding company cash flow after dividends but before other movements	197	(619)
Issuance and redemption of debt for continuing operations	-	983
Other corporate activities relating to continuing operations17	(256)	(558)
UK and Europe demerger costs	-	(17)
US demerger costs	(28)	-
Total other movements	(284)	408
Total holding company cash flow	(87)	(211)
Cash and short-term investments at the beginning of the period	1,463	2,207
Foreign exchange and other movements	17	(89)
Cash and short-term investments at the end of the period	1,393	1,907

Remittances from our continuing Asia and Africa businesses were $1,035 million (2020: $446 million). The value of cash received in the period reflects the timing of remittances from individual businesses and is not expected to recur at the same level in the second half of the year. In order to support the proposed separation process, there were no remittances from Jackson during the period.

From 2021, to align more closely to our 'one head office, two locations' operating model, the Group has revised its presentation of business unit remittances to reflect amounts before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within the central outflows section of the holding company cash flow. Accordingly, the 2020 half year and full year comparatives have been re-presented from those previously published to reflect the change.

Cash remittances for the first half of 2021 were used to meet central outflows of $(555) million (2020: $(423) million) and to pay dividends of $(283) million. Central outflows include corporate activities of $(216) million (2020: $(194) million), centrally funded recurring bancassurance fees of $(176) million (2020: $(176) million), and net interest paid of $(163) million (2020: $(147) million).

Other corporate activities relating to continuing operations of $(256) million (2020: $(558) million) include central contributions to the funding of Asia and Africa strategic growth initiatives, principally non-recurring payments for bancassurance distribution agreements including UOB and MSB. Further information is contained in note I(v) of the Additional financial information.

Cash and short-term investments totalled $1.4 billion at 30 June 2021 (31 December 2020: $1.5 billion; 30 June 2020: $1.9 billion).

After the proposed demerger of Jackson, a lower level of holding company cash will be held centrally, commensurate with the reduced size of the Group post-demerger. The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Discontinued operations: Jackson

New business APE performance

Overall new business APE sales for Jackson for the six months ended 30 June 2021 were $958 million (2020: $979 million), comprising $950 million of variable annuities and $8 million of other products. Trends in APE sales have been in line with those seen in the second half of 2020 and the first three months of 2021. For the six months ended 30 June 2021, APE sales of variable annuities were up 30 per cent compared with sales of variable annuities in the first six months of 2020. For the six months ended 30 June 2021, sales of fixed index annuities and fixed annuities remained at historically low levels following pricing actions taken in early 2020, and there were no sales of institutional products.

Jackson National Life Capital Position

Jackson National Life's RBC ratio3 was 347 per cent at 31 December 2020. This ratio can be highly sensitive to market movements, including changes in interest rates and equity markets. During the six months ended 30 June 2021, both long-term interest rates and US equity markets increased significantly from year-end 2020 levels. As in prior periods of strong market growth where there are low levels of statutory reserves in excess of the cash surrender value minimum statutory reserves, Jackson incurred hedging losses with limited release of statutory reserves and limited deferred tax admissibility, which reduced Jackson National Life's total adjusted capital7 by a significant amount. These same market movements also reduced Jackson National Life's required capital level by a similarly significant degree.

Taking these changes into account and after giving effect to the $2,350 million of debt expected to be drawn down prior to the proposed demerger from the Term Facilities entered into in February 2021 and extended in July 2021 and the contribution of the majority of the proceeds therefrom to Jackson National Life, it is expected that, subject to market conditions, Jackson National Life's RBC will be at or near its target range at the point of proposed demerger. Jackson management have set the target adjusted RBC range to be between 500 - 525 per cent, under normal market conditions, which reflects the capital and capital requirements of Jackson National Life and its subsidiaries, adjusted to include cash and investments at Jackson Financial Inc. in excess of the target minimum cash and cash equivalents at JFI (which Jackson management currently expect to be approximately $250 million).

Jackson Capital Management

Consistent with Jackson's goals to manage risk and capital and optimise its financial leverage, Jackson generally intends to target return of capital to its stockholders, which may take the form of cash dividends and/or stock repurchases, on an annual basis of approximately 40-60 per cent of the annual change in its excess capital (defined for the purposes of this analysis as total adjusted capital less 400 per cent of company action level required capital, aligned with the VM-21 calibration)7 adjusted for any contributions and distributions, subject to market conditions and approval by the Jackson Board. Jackson expects to be in a position to distribute capital of between $325 million and $425 million to its stockholders in the first 12 months following the completion of the proposed demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by the Jackson Board. Any declaration of cash dividends or stock repurchases by Jackson will be at the discretion of the Jackson Board and will depend on Jackson's financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to paying cash dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions and any other factors that the Jackson Board deems relevant in making any such determination. Therefore, there can be no assurance that Jackson will pay any cash dividends to holders of Jackson shares or approve any stock repurchase programme, or as to the amount of any such cash dividends or stock repurchases. Further detail on Jackson's dividend policy is contained in the Form 10 filed with the SEC by Jackson.

Notes
1    On a constant exchange rate basis.
2    Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1.1 of the IFRS financial statements.
3    RBC ratio represents the RBC of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries.
4    On an actual exchange rate basis.
5    As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as business grows.
6    Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
7    Consistent with statutory accounting requirements, 'total adjusted capital' is defined as Jackson National Life's statutory capital and surplus, plus asset valuation reserve and 50 per cent of policyholder dividends of Jackson National Life and its subsidiaries. 'Company action level required capital' is the minimum amount of capital necessary for Jackson National Life to avoid submitting a corrective action plan to its regulator.
8    Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(v) of the Additional financial information. This comprises dividends and other transfers from business units that are reflective of earnings and capital generation.
9    Excluding profit for the period attributable to non-controlling interests.
10  See note II of the Additional financial information for definition and reconciliation to IFRS balances.
11  Operating free surplus generated from insurance and asset management operations. For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the period less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the period. Further information is set out in 'Movement in Group free surplus' of the EEV basis results.
12  For growth markets and other, adjusted operating profit includes other items of $167 million (2020: $104 million) which primarily comprises of taxes for life joint ventures and associates and other non-recurring items.
13  Annualised profits have been calculated by multiplying half year profits by two. Further information can be found in note B of the Additional EEV financial information.
14  Including IFRS 17 implementation and restructuring costs paid in the period. On 1 January 2021, the Group changed its basis of presenting business unit remittances to reflect cash remittances before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within 'Corporate activities'. Accordingly, the half year and full year 2020 amounts have been re-presented from those previously published to reflect the change.
15  For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional financial information.
16  Excludes Money Market Funds.
17  Other movements include non-recurring payments for bancassurance arrangements including those with UOB, TMB and MSB banks. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts.
18  Calculated on a Moody's total leverage basis.
19  Debt not denominated in USD is translated using exchange rates as at 31 December 2020 for the purposes of grandfathering.
20  On a constant exchange rate basis Eastspring average funds under management over the half year to 30 June 2020 were $233.7 billion (actual exchange rate basis: $224.1 billion). Average funds under management over the period to 30 June 2021 were $247.6 billion.
21  Includes nine Asia markets plus Africa.
22  The results presented reflect the Insurance (Group Capital) Rules as set out in the GWS Framework. In particular, the 31 December 2020 results have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, this increased eligible Group capital resources by $1.6 billion compared to the LCSM basis.
23  The Group excluding Jackson GWS capital positions are presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group GWS capital resources valued at 60 per cent of the market value.
24  APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.
25  Excludes UK-style with-profits funds in Malaysia.
26  Other income and expenditure includes restructuring and IFRS 17 implementation costs.

Group Chief Risk and Compliance Officer's report on the risks facing our business and how these are managed

Enabling decisions to be taken with confidence

Prudential's Group Risk Framework and risk appetite have allowed the business to control its risk exposure throughout the first half of 2021. Its governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of capturing long-term structural opportunities and helping customers achieve their long-term financial goals.

This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained. Although Jackson is preparing to be a fully independent business, until the proposed demerger is effected Jackson's risks (as with those of the Group's other businesses) will continue to be managed within the Group Risk Framework and this report reflects this position.

1.     Introduction

The Group
During 2020, the world demonstrated a collective focus on containment measures to limit the spread of the Covid-19 pandemic within national borders. The first half of 2021 has seen a number of developed nations struggling to contain new and repeated surges of infection, with current vaccine strategies at risk by the virulence and increased transmissibility of new variants. Meanwhile, developing nations have had varied success in accessing meaningful volumes of vaccines supplies. Differences in the ability to access vaccines and develop vaccine strategies effective against emerging variants of the coronavirus will drive a divergence in the pace of recovery across markets which will have implications for the Group's post-pandemic operating environment. Prudential continues to navigate the ongoing risks from the coronavirus variants on multiple fronts, and to focus on ensuring a strong transition out of the pandemic for the Group and its stakeholders across the markets in which it operates. This includes building on the innovation and enhancements made during the most acute phases of the pandemic which enabled uninterrupted delivery of services for the Group's policyholders, and continuing Prudential's commitment to doing the right thing for both its customers and people, as it has done throughout the crisis.

During these ongoing extraordinary circumstances, the Risk, Compliance and Security (RCS) function has provided risk opinions, guidance and assurance on critical activity, including the announced plan to demerge Jackson from the Group. At the same time, the function retains its focus on managing the risks of the ongoing business, performing its defined role in providing risk management and compliance support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite. The Group's mature and well-embedded risk framework will enable decisions to be taken with confidence as the business seeks to capture the opportunities in the growth markets in which it is now focused while continuing to operate prudently with discipline. On 14 May 2021, the Group-wide Supervision (GWS) Framework became effective for the Group following designation by the Hong Kong Insurance Authority (IA) subject to agreed transitional arrangements. The Group will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor under the new supervisory framework.

The world economy
Many economies have started to emerge from the Covid-19 pandemic in 2021 against the backdrop of substantial and near universal monetary accommodation, although a divergence in both the degree of fiscal support and success at containing coronavirus variants is emerging across markets. Variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations), may drive broad long-term economic and financial uncertainty for the markets in which the Group operates. The US's economic recovery has accelerated in 2021, led by an increase in domestic demand which has driven inflation indicators higher. One view is that this surge in inflation will be transitory, driven primarily by base effects and supply chain issues that are expected to be resolved as economies reopen. In Asia, exports have proved resilient during the pandemic, supported by continuing strong external demand for manufactured goods although a broader economic recovery in the region will require a recovery in local demand and the services sector. Stringent government restrictions, resurgences in Covid-19 cases, including the proliferation of new variants of the coronavirus, and vaccination delays have been inhibiting both domestic and external rebounds. Given the slow pick-up in local demand and the relatively persistent slack in the labour market, core price inflation pressure in Asia is unlikely to be as concerning as in the US, despite risks to headline inflation from rising food prices and energy costs across many Asian markets. Long-term growth prospects cannot necessarily be extrapolated from the robust global GDP growth rates projected for 2021. Concerns over the global recovery are linked to uncertainty around the supply and effectiveness of vaccines against emerging variants of the coronavirus and the high level of debt that economies have taken on in an attempt to minimise the impact of Covid-19, with many country debt burdens now larger relative to GDP.

Financial markets
The financial markets in H1 2021 have reflected economic trends, pricing in the spikes in growth and surges in near-term inflation. Coinciding with an increase in inflationary concerns, the 10-year US Treasury yield has increased since the end of 2020, reaching 174bps by end-March 2021 before consolidating in Q2. Equity prices have continued to rise in 2021, supported by highly accommodative financial conditions, albeit with some short episodes of volatility as the markets react to expectations on monetary policy and digest inflections in economic data. Increasing inflation pressure in the US and the resulting increased interest rates may have implications for Asian markets in terms of higher funding costs, which will be a potential concern for highly leveraged companies and countries, and an increased risk of capital outflows. It seems likely, however, that the impact of the tightening conditions in the US should be more limited when compared to the previous chapter of tightening in 2013 given that Asian economies now have stronger external balance sheets.

Geopolitical landscape
Governmental responses to the pandemic have involved a necessary balancing of the impacts to people's health and lives, their individual rights and liberties, and economic growth. These considerations, and how they have been balanced, have been a potential source of polarisation and popular discontent within nations. Into 2021, variability of access to vaccines that are effective against current and emerging variants of the coronavirus is contributing to the uneven impact of, and recovery from, the Covid-19 pandemic between countries. This is likely to widen existing national and international structural inequalities, with the potential to exacerbate existing, and create new, geopolitical tensions as the stakes of falling behind in the global race to economic recovery become increasingly high. Whether there is a return to popular protests against long-standing social issues and inequalities which, aided by social media, have been characterised by the speed and frequency at which they gather momentum and their evolving forms of leadership, remains to be seen. The experience of the pandemic and the civil unrest seen in recent times has shown that the stability of governments and the resilience of businesses will, in future, be tested in unforeseen and unexpected ways. As a global organisation, the Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well when deployed across the Group during the Covid-19 pandemic and also locally during outbreaks of unrest in markets where the Group operates. Operational resilience will continue to be critically evaluated and enhanced as the longer-term lessons from the pandemic response become clearer.

Dealing with impacts of the pandemic is the latest example of the challenge faced by governments in reconciling the inter-connectedness of the global economy with pressure to prioritise national self-interests. The experience of the pandemic may provide a further impetus to regionalisation or fragmentation of global trade, investment and standards, and risks undermining efforts in international cooperation and coordination. The US-China relationship, and its wider impact on international relations, looks likely to continue being a source of geopolitical tensions. It remains to be seen whether Hong Kong's perceived level of autonomy will continue to be of significance in these tensions. Responses by the US, UK and other governments to constitutional or legislative changes in Hong Kong continue to develop and may adversely impact its economy. As the territory is a key market which also hosts regional and head office functions, this could have an adverse impact on sales, operational and product distribution of the post-demerger Prudential Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations, including in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Prudential Group. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex.

Regulations
Prudential operates in highly regulated markets, and the nature and focus of regulation and laws continues to evolve. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risk regulation, corporate governance and senior management accountability, and macro prudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. With geopolitical tensions elevated, the complexity of sanctions compliance continues to increase and represents a challenge for international businesses. Regulatory developments are monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators.

The regulatory and supervisory responses to the Covid-19 pandemic have been broad and have included increased scrutiny of the operational resilience, operational risk practices, liquidity and capital strength (including the impact of making dividend payments) of financial services companies, as well as the changes that have helped the Group to continue to support its customers through non-face-to-face contact. The financial burden in addressing the pandemic is likely to influence changes in governmental fiscal policies, laws or regulations aimed at increasing financial stability, and this may include measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments of treating patients and meeting the logistical challenges of providing vaccines. It is possible that requirements are imposed on private insurance companies and healthcare providers to cover costs associated with the treatment and prevention of Covid-19 beyond contractual or policy terms.

Against this evolving regulatory backdrop, the Hong Kong IA's GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021, subject to agreed transitional arrangements. The framework adopts a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the holding companies of multinational insurance groups, reinforcing Hong Kong's position as a preferred base for large insurance groups in Asia Pacific and a global insurance hub. During H1 2021, the Hong Kong IA continued to engage with the Group and other relevant stakeholders in the finalisation of the GWS Framework, which is anchored on the requirements for three pillars: capital, risk and governance, and disclosure.

Societal developments
The Group has been actively managing the impact of the Covid-19 crisis as it has developed, and has prioritised assisting affected policyholders and staff in meeting their resulting needs. Prudential continues to monitor and manage the potential impact of other emerging trends on its customers and products. The impact of the pandemic, and the availability and uptake of effective vaccines, has highlighted structural inequalities within and across jurisdictions and are prompting organisations to evaluate their role and contribution to the societies in which they operate and the manner in which to best serve their customers. The experience of the pandemic underlines the potential for evolving, and often interlinked, demographic, geographical and environmental factors, including those related to climate change, to alter the nature, likelihood and impact of extreme events. These factors can also drive public health trends such as increasing obesity or the spread of zoonotic diseases, with consequential potential impacts to Prudential's customers, underwriting assumptions and product design. While insights can be gleaned from the current pandemic, the unique set of variables associated with extreme events means that their impact on the functioning of society, and the disruption to customers, staff, business operations and sales, cannot be predicted or fully mitigated.

Understanding and managing the broad range of environmental, social and governance (ESG) impacts and requirements of its business and adopting responsible business practices are fundamental to Prudential's brand, reputation and ultimately its long-term success, and ensuring high levels of transparency and responsiveness to customers and stakeholders is a key aspect of this. Prudential's ESG Strategic Framework is designed to deliver on its purpose of 'helping people get the most out of life'. It includes a focus on inclusivity: inclusivity of access to quality healthcare, protection and savings for its customers; inclusivity of the working environment for its people; and inclusivity in the Group's support of the transition to low carbon in the economies, markets and communities in which it operates. Recognising the importance of managing both its vulnerability to, and impact on, climate change, the Group has made commitments to reduce the carbon footprint of its operations and the portfolio of assets held on behalf of its insurance companies, as well as becoming a member of the Net Zero Asset Owner Alliance, with a focus on supporting a just and inclusive transition to a lower carbon economy. In its annual reporting for 2021 Prudential intends to enhance its ESG disclosures, addressing the increased reporting obligations of regulatory authorities. The Group plans to reference and map its disclosures against the standards which are most widely used by shareholders for comparing companies within its sector and which are most appropriate for the nature and location of the Group's operations.

To meet evolving customer needs and in support of increased ease of access and social inclusion, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. The Covid-19 pandemic has accelerated these developments, with the Group's businesses having implemented virtual face-to-face sales of select ranges of products in many of its markets, and adoption of Prudential's Pulse application has continued to increase. Changes to the Group's use of technology and distribution models have broad implications, touching on Prudential's conduct of business, increasing the risks of technology and data being compromised or misused and potentially resulting in new and unforeseen regulatory implications. These wide-ranging risks are actively monitored and managed as part of Prudential's risk management framework.

2.     Key internal, regulatory, economic and geopolitical events over the past 12 months

Q3 2020	Q4 2020	Q1 2021	Q2 2021
In August 2020, the Group announces its intention to fully separate Jackson from the Group. This is followed by a further announcement in January 2021 confirming that the separation will be facilitated by way of demerger.

The US Federal Reserve adopts a new flexible average inflation targeting strategy and introduces new forward guidance on interest rates that delays future increases until the economy reaches maximum employment and inflation rises to 2 per cent and is on track to moderately exceed this level for some time.

US GDP increases by $1.6 trillion over Q3, partially offsetting the decrease of $2.0 trillion in Q2, as consumer spending rebounds strongly. Meanwhile, China's GDP growth improves from 3.2 per cent year-on-year in Q2 to 4.9 per cent in Q3. Growth in all major investment activities returns to positive levels, with real growth rising from -1.1 per cent year-on-year in August to 2.4 per cent in September.

Volatility in the financial markets remains elevated. Equity markets briefly fall in September, accompanied by a sell-off in US treasuries, although this is short-lived and avoids a collapse of similar levels as seen in March. As credit market conditions stabilise, central banks, including the US Federal Reserve and European Central Bank (ECB), lower the pace of their asset purchases.

A new national security law for Hong Kong is implemented on 30 June 2020. The US response includes enactment of the Hong Kong Autonomy Act which introduces potential sanctions on financial institutions doing significant business with Chinese officials materially contributing to the alleged erosion of Hong Kong's autonomy. Over Q3 and Q4 the US introduces sanctions on a range of individuals and entities in connection to a number of issues.

Covid-19 cases surge in Q4 across the US and Europe. Towards the end of 2020, major European economies start to reintroduce restrictions on movement and business to various degrees. Amid this increase in infection rates, vaccine approvals and roll-outs begin to take place in the UK and other countries.

Against the backdrop of the US election and positive Covid-19 vaccine news, equity markets continue to rally in November and volatility reaches new post-March lows. Central banks of major economies keep interest rate levels on hold. In Europe, the Pandemic Emergency Purchase Programme resolves to continue bond purchases until June 2021. In the US, a second stimulus package worth $900 billion passes in December.

On 15 November, at the annual Association of Southeast Asian Nations (ASEAN) Leaders' Summit, 15 countries formally sign the Regional Comprehensive Economic Partnership (RCEP) trade deal, making it the world's largest trading bloc. Signatories aim to work through ratification of the deal in 2021. The RCEP comprises all 10 ASEAN economies, plus China, Japan, South Korea, Australia and New Zealand.

Moves to ban an opposition party in 2019 trigger anti-establishment protests in Thailand in early 2020. Protest activity peaks in mid-October and spikes again mid-November, with protest leaders threatening to resume demonstrations with increased intensity in early 2021.

In the run-up to the Uganda presidential elections on 14 January 2021, violence breaks out in Kampala with dozens killed in the first few weeks of electoral campaigning.

In early October, Nigeria is rocked by the outbreak of nationwide demonstrations against police brutality that leaves a reported 56 people dead.

On 23 October, the China's Central Bank, the People's Bank of China, publishes a draft banking law recognising, and providing a regulatory framework for, its planned central bank digital currency, the digital yuan.

On 11 November 2020, China's National People's Congress Standing Committee determines that members of the Legislative Council of Hong Kong (LegCo) can be disqualified on various grounds including endangering national security, with four members being immediately disqualified. In protest, the remaining 15-member pro-democracy bloc resign en masse.

On 30 December 2020, the EU and China reach an agreement in principle on the Comprehensive Agreement on Investment, which covers market access. Both sides commit to finalising detailed negotiations on the investment protections covered by the Agreement, which will require ratification, within two years.

On 28 January 2021, Prudential announces it is considering a new equity raise of around $2.5-3.0 billion to follow the completion of Jackson demerger in order to increase financial flexibility and take advantage of Asia growth opportunities. The preferred route is a global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors.

Prudential's 2020 Group ESG report is published on 15 March, announcing the Group's new ESG Strategic Framework. The Framework is focused on the pillars of making health and financial security accessible; stewarding the human impacts of climate change; and building social capital.

On 8 March, the IAIS releases for consultation a Draft Application Paper on Macroprudential Supervision, relating to ICP 24 on macro prudential supervision and to changes introduced as part of the Holistic Framework (HF), and indicates an intention to adopt changes in August 2021.

On the Aggregation Method comparability assessment, the IAIS also concludes their public consultation on the draft definition of comparable outcomes and high-level principles in Q1 2021. Further work is under way to define the assessment criteria, scheduled for further consultation in Q4 2021.

In January further arrests are made in Hong Kong under the national security law, with the US responding with further rounds of sanctions targeting Chinese and Hong Kong officials alongside an increasing number of commercial sanctions and restrictions.

Economic data in Q1 starts to show signs of recovery, particularly in the US, with employment and consumer spending increasing. Positive economic activity data is a driver for the global equity markets which continue to rally, reaching multiple record highs. Yield levels recover to pre-pandemic levels with inflation risk premia rising sharply.

The US elections take place in November 2020 amid a surge in Covid-19 case numbers across the country, with subsequent legal challenges from President Trump denied by the courts. Following the storming of the US Capitol buildings by protestors on 6 January 2021, Joe Biden is inaugurated as the 46th US president on 20 January, with the Democratic Party taking control of both houses of Congress.

Following the Myanmar military takeover of the government on 1 February 2021, anti-military protests sweep across the country. Strikes among medical staff significantly disrupt the government's Covid-19 pandemic response. The security forces respond with force and by May 2021 protest activities considerably reduce. The US and other western nations respond with sanctions against military leaders.

In response to the Covid-19 pandemic, on 12 January, a state of emergency is declared in Malaysia to run until 1 August 2021, allowing the suspension of the country's parliament and political activity while granting the state enhanced powers including the ability to take over private hospitals and deploy additional military and police. The government requests the use of private hospitals in treating Covid-19 patients, with costs to be covered by patient insurance policies.

In March, China introduces election reforms related to the Hong Kong LegCo, with an expansion of members from 70 to 90 and with increased vetting procedures for candidate members based on their level of patriotism. Following the announcement of their postponement in July 2020, plans are announced to hold LegCo elections in December 2021. The LegCo reforms are passed into law in May 2021.

The Group announces its commitment to decarbonising its portfolio of assets held on behalf its insurance companies with a goal of becoming 'net zero' by 2050, confirmed at its 2021 Annual General Meeting on 13 May 2021.

Following the coming into effect of the enabling primary legislation on 29 March 2021, the Group-wide Supervision (GWS) Framework becomes effective for the Group on 14 May 2021, following designation by the Hong Kong Insurance Authority (IA), subject to agreed transitional arrangements.

On 13 May 2021, Prudential updates the market on plans for the proposed demerger of its US business, Jackson, which is expected to complete in the second half of 2021.

In May 2021, IAIS publishes an application paper on the supervision of climate-related risks in the insurance sector and the International Energy Agency (IEA) releases its report 'Net Zero by 2050' (NZE2050), detailing a roadmap and key milestones for the transition to a net zero energy system by 2050. Climate-related regulatory consultations across key regulators continue to gather momentum in advance of COP 26.

In June 2021, G7 finance ministers agree to a set of high level principles to progress the OECD's 'Base Erosion and Profit-Shifting 2.0' project to modernise the global tax system, which includes a proposal for a global minimum tax rate of at least 15 per cent. The OECD's proposals are endorsed G20 finance ministers in July 2021.

In June 2021, the International Monetary Fund (IMF) releases a Financial System Stability Assessment for Hong Kong. Recommendations include strengthening of the macro prudential framework and a more proactive cross-sectoral approach, with climate risk becoming part of the systemic risk analysis.

The global economic recovery continues. Key inflation indices in Q2 show broad-based increases and raise some concerns about the impact of inflation. The US Federal Reserve takes its first hawkish turn at its June FOMC meeting, signalling slower asset purchases and indicating two possible rate rises in 2023. Equity prices continue to rise over Q2 although at a slower pace than in Q1.

While major western economies make progress on vaccination roll-outs, during H1 2021 Covid-19 cases surge across Asia, in particular in Indonesia, Myanmar and Thailand over Q1 and in Cambodia, Taiwan, Malaysia and India over Q2. As variants of the virus with differing levels of vaccine resistance continue to emerge, the surge in India, driven by the Delta variant, peaks at more than c.400,000 daily cases.

China passes a law on 10 June 2021 which provides a legal basis to enforce measures against individuals or entities giving effect to foreign sanctions against the country. Such individuals or entities could be placed on an anti-sanctions list which could result in their China assets seized or frozen as well as being restricted from doing business with entities or people within China. On the same date, China also passes a new data security law. Effective from 1 September 2021, the transfer of data concerning national and economic security outside of China's borders without prior authorisation from Beijing will be sanctionable with a potential suspension of business operations.

3.     Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in section 5.

Our strategy	Significant risks to, and arising from, the delivery of the strategy	Risk management focus

Group-wide We create shareholder value by focusing on the opportunities available to the Group's high-growth businesses in Asia and Africa	● Extent of change and transformation risks around key change programmes, including those related to the Group's digital strategy
●    Continuing development of the transformation risk framework, including risk appetite, and focus on, and ensuring consistency in, transformation risk management across the Group's business units.
●    Provision of independent risk assurance, challenge and advice on first-line programme risk identification and assessments.
●    Focus on the financial and non-financial stability of Jackson as a standalone business.

● Group-wide regulatory and compliance risks
●    Compliance with regulations and management of changing regulatory developments across lines of business, including Pulse, as the Group expands its product and service offerings.
●    Engagement with stakeholders, including national governments, regulators and industry groups, on macro prudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
●    Ensuring ongoing compliance with the Group-wide Supervision Framework, which became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021, subject to agreed transitional arrangements.

● Information security and data privacy risks
●    Operationalisation of the Group-wide governance model and strategy for cyber security management focusing on digital enablement, security transformation, automation and continuous improvement.
●    Continued focus on compliance with applicable privacy laws across the Group and the appropriate and ethical use of customer data.

● Business disruption, including third-party risks
●    Continued application of the Group's global business continuity management framework, with an enhanced focus on operational resilience as it relates to business disruption tolerance levels and customer impacts. Embedding of insights from the Covid-19 pandemic.
●    Applying the distinct oversight and risk management required over the Group's third parties, including its strategic partnerships for product distribution, non-traditional services and processing activities.

● Conduct risk
●    Ensuring the Group meets its commitments to customers, as set out in its customer conduct standards, through application of the Group-wide customer conduct risk management framework and policy across business lines, distribution channels and the digital ecosystem.
●    Increasing responsiveness to customer needs through monitoring of customer metrics, aligned with Prudential's ESG Strategic Framework.

● Model and data risks
●    Application of the Group's Model and User Developed Application framework and policy, aligned to wider business objectives, to increase visibility of model risks and risk assess and manage tools used.
●    Focus on requirements for data and AI and complex tooling ethics principles and framework. Ongoing development of management information.

● People and culture
●    Focus on Group Culture as a key mechanism to support the RCS function and the oversight of sound risk management behaviours, practices and awareness in the business.
●    Embedding responses and insights from Group-wide employee engagement surveys.

● ESG risks
●    Embedding climate risk as a cross-cutting risk in the Group Risk Framework and supporting the implementation of the Group's carbon reduction related commitments.
●    Supporting the Group ESG Committee in its responsibility to deliver the Group's ESG Strategic Framework and further enhance its disclosures.
●    Focus on inclusive products and services, underserved segments and diversity of product offerings reflective of the Group's customer base.

Our strategy	Significant risks to, and arising from, the delivery of the strategy	Risk management focus

Asia In Asia, there is a growing demand for savings and protection across the region, as markets are challenged by low life insurance penetration and a large pension funding gap.	● Financial risks
●    Maintaining, and enhancing where necessary, risk limits and implementing business initiatives to manage financial risks, including appropriate product design, asset allocation, bonus revisions, product repricing and reinsurance where required.

● Persistency risk
●    Implementation of business initiatives to manage persistency risk, including: additional customer payment methods; enhancements to sales quality, customer experience, product disclosures and product collaterals; revisions to product design and incentive structures; mitigations for conduct risk; and customer retention initiatives. Ongoing experience monitoring.

● Morbidity risk
●    Implementation of business initiatives to manage morbidity risk, including those related to product design and underwriting. Application of prudent assumptions, reinsurance and product repricing where appropriate. Management of medical costs and medical networks. Ongoing experience and trend monitoring.

Africa In Africa, we are building businesses in some of the world's most under-penetrated markets, with the population expected to double to more than two billion people by 2050.
As its presence in Africa expands and grows in materiality, the Group will continue to increase its focus on Prudential Africa's most significant risks. A number of significant Group-wide risks detailed above are considered material in the region, and these include:
●    Financial crime and security risks, where the focus is on implementation of Group policies and standards;
●    Transformation risks, where the focus is on overseeing and managing parallel initiatives while developing local capabilities to meet the demands of a fast-paced transformation agenda; and
●    Regulatory risks, where the focus is on active monitoring of the local regulatory landscape and adoption of Group processes in order to meet international regulatory standards.

Discontinued operations

United States In the US, we intend to demerge Jackson to enable the Group to focus exclusively on its high-growth Asia and Africa businesses.	● Financial risks
●    Maintaining, and enhancing where necessary, risk limits, hedging strategies (including mitigating measures against basis risk), modelling tools and risk oversight appropriate to Jackson's product mix with a view to demerge from the Prudential Group.

	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.

4.     Risk governance

a      System of governance
Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

Material risks are retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking. The Group Risk Framework, which is owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the three lines model:
●    First-line roles, most directly focused on providing product and services, are responsible for taking and managing risk.
●    Second-line roles provide additional challenge, expertise, oversight, and scrutiny. In this capacity the Risk, Compliance and Security (RCS) function exercises oversight through the execution of core processes and activities as part of the risk management cycle and ongoing engagement with other functions and dedicated specialist advisors.
●    The role of the third line is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide Internal Audit Function, being independent from management and the responsibilities of management, performs this role.

The aggregate Group exposure to its key risk drivers is monitored and managed by the RCS function, which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

During 2021, the Group has continued to review and update its policies and processes for alignment with the requirements of its Group-wide supervisor. The Group has also focused on development of its Group-wide customer conduct risk framework and policy; its AI ethics principles; and enhancements to its operational resilience.

The following section provides more detail on our risk governance, risk culture and risk management process.

b      Group Risk Framework

i.      Risk governance and culture
Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters.

The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on risk committees of the Group's main subsidiaries. The Group Risk Committee reviews and approves changes made to the Group Risk Framework and to relevant policies. It also reviews and approves new risk policies and recommends to the Board any material policies which require Board approval. A number of core risk policies and standards support the Framework to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

The risk governance arrangements for the Group's major businesses were recently delayered and strengthened, with the implementation of direct lines of communication, reporting and oversight of the risk committees of these businesses by the Group Committee. To support the enactment of these arrangements, the terms of reference for the major business risk committees were aligned and approved locally, and include a standing invitation for the Group Chief Risk and Compliance Officer (CRCO) and the requirement for risk escalations to the Committee. As its adoption across Asia and Africa and materiality to the Group increases, the application of the Group's governance framework and policies to the Pulse business is being increased. This includes the setting up of a Pulse Audit & Risk Committee for Pulse Ecosystems Limited, the holding company for Pulse, which met for the first time in H1 2021.

Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. A Group-wide culture framework is currently being implemented to unify the Group towards its shared purpose of helping people get the most out of life. Components of the framework include principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives, inform expectations of leadership and guide ESG activities. The culture framework components are intended to be supportive of sound risk management practices in the business by requiring a focus on longer-term goals and sustainability, the avoidance of excessive risk taking and highlighting acceptable and unacceptable behaviours. It also helps provide a framework for supporting the RCS function itself in the performance of its oversight role. The framework is supported through inclusion of risk considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential's Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering, sanctions, anti-bribery and corruption. The Group's third-party supply policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ESG is overseen by the Board, which is responsible for determining strategy and prioritisation of key focus areas. The Board has established a Responsibility & Sustainability Working Group to oversee the embedding of the Group's ESG strategic framework and progress on diversity and inclusion initiatives. The Working Group's mandate includes recommending long-term governance arrangements in respect of responsibility and sustainability matters. Senior executive involvement and holistic oversight of ESG matters material to the Group is provided by the ESG Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer in his role as ESG sponsor, and supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers. The policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual, which establishes standards for managing ESG issues across the Group and sets out the policies and procedures to support how Prudential operates. Further details on the Group's ESG governance arrangements, including the establishment of the Board Responsibility & Sustainability Working Group, are included in the Group's 2020 ESG Report.

ii.    The risk management cycle

Risk identification
In accordance with provision 28 of the UK Corporate Governance Code and the GWS guidelines issued by the Hong Kong IA, a process is in place to support Group-wide identification of the Company's emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the Company through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of principal risks is given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine economic capital requirements and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Risk management and control requirements are set out in the Group's risk policies and define the Group's risk appetite in respect of material risks and the framework under which the Group's exposure to those risks is limited. The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way, which include the flows of management information required, are also set out in the Group's risk policies. The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in section 5 below.

Risk monitoring and reporting
The identification of the Group's principal risks informs the management information received by the Group Risk Committee and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group's principal and emerging risks.

iii.   Risk appetite, limits and triggers
As a provider of financial services, including insurance, the Group recognises the interests of the broad spectrum of its stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of the business. Effective risk management capabilities therefore represent a key source of competitive advantage for the Group. The Group seeks to generate customer and shareholder value by selectively taking exposure to risks where these are an outcome of its chosen business activities and strategy. These risks will be reduced to the extent it is cost-effective to do so. There are certain financial and non-financial risks for which the Group has no tolerance, and these are actively avoided. The Group's systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group's ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the scope and operation of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the RCS function, which uses submissions from local business units to calculate the Group's aggregated position relative to Group risk appetite and limits.

i.     Capital requirements. Limits on capital requirements aim to ensure that in business-as-usual and stressed conditions the Group maintains sufficient capital in excess of internal economic capital requirements, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the GWS group capital requirements (both minimum and prescribed levels) and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).

ii.    Liquidity. The objective of the Group's liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and avoid material adverse impact on its reputation.

5.     The Group's principal risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation; its business and industry; regulatory and legal compliance; and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors and the ability to fulfil commitments to customers, giving rise to potential risks to Prudential's brand and reputation. These risks, which are not exhaustive, are detailed below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Group and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Group or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through policyholder exposures.

Covid-19 risks, responses and forward-looking areas of focus
The Group responded in a number of ways in 2020 to the risks arising from the Covid-19 pandemic as it developed; some responses were part of existing risk management processes and procedures, while others were initiated specifically in response to the pandemic, in particular during the acute phases experienced in H1 2020.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct any activity during a critical incident. In response to the immediate economic and financial market shocks triggered by the Covid-19 pandemic in 2020, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of potential threats to the capital or liquidity position of the Group. Local Incident Management teams were also activated to monitor and manage the tailored response required to support the operations, customers and employees of the Group's businesses.

As the pandemic and the global response to it evolves in 2021, the Group's businesses are starting to shift their focus to the longer-term risks. The risks arising from Covid-19, the Group's immediate responses to them and these forward-looking areas of focus in 2021 are summarised below, with further information provided, where relevant, within the descriptions of the Group's principal risks.

Risk areas	Immediate responses	Forward-looking areas of focus
Staff safety and wellbeing
Move to, and maintenance of, working from home arrangements across jurisdictions proportionate to infection rates and in line with government guidance. Local Incident Management team risk assessments and provision of regular staff communications and support.

Assessment of safe procedures and processes for return to office working in line with government policy and guidance. Local Incident Management team monitoring of country-specific developments.
Focus on staff wellness and support for new ways of working.

Customer outcomes are not met, increasing conduct risk
Pandemic-related initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments. Active management of policyholders' reasonable expectations.

Monitoring of customer impacts where initiatives and campaigns and grace periods expire. Risk-based monitoring under the Group Customer Conduct Risk Policy.
Disruption to the operations of the Group, and its key partners
Application of the Group and local business continuity plans. Local Incident Management teams activated to monitor, manage and lead a tailored response to ensure continuity of service to existing customers.

Assessment of future continuity plan requirements, including the requirements for dedicated alternate sites given the increase in staff remote working capability.
Financial market and liquidity impacts, including to Group and business unit solvency	Invocation of the GCIP and convening of a CIG to monitor and manage threats to the Group's solvency or liquidity position.
Close monitoring of interest rate risk and adjustments to existing risk limits where required.
Focus on corporate credit sectors and sovereign debt with slower potential for recovery than others.
Assessments of inflation expectations, implications for the business and any required actions.

Heightened risk of phishing and ransomware attacks
Group-wide phishing and targeted awareness campaigns. Heightened monitoring of threats and cyber hygiene controls such as end-point detection and responses. Active management of connections to the Group network.

Continuation of the Group's phishing campaign aligned with threat intelligence feeds, and continued enhancement of cyber hygiene.
Sales impacts
Roll-out of virtual face-to-face sales processes in most of the Group's markets with appropriate regulatory engagement, digital product offerings, oversight of incremental conduct and operational risks.

Continued monitoring of deployment of virtual face-to-face sales processes against customer conduct, regulatory, operational and commercial risks. Where virtual face-to-face sales processes are expected to sustain even after the Covid-19 pandemic, ensuring subsequent developments are in line with evolving regulations and regulatory expectations, and that the relevant risks are appropriately managed.

Insurance risks
Close monitoring by the Group's businesses and targeted management actions where necessary. Covid-19-related claims have not been material to date, but are being closely monitored. Initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments.

Monitoring of the potential longer-term impacts of the pandemic such as:
●   Lapses and surrenders from the broader economic effects;
●   Increased and/or delayed morbidity claims resulting from the deferral of medical treatment by policyholders during the pandemic; and
●   Latent morbidity impacts from the deferral of medical treatment by policyholders.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions
Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to the Group's customers. Changes in economic conditions, such as the abrupt and uncertain longer-term impacts resulting from the Covid-19 crisis, can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. As the global economy begins to show signs of recovery from the effects of the pandemic, variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations), may drive broader long-term economic and financial uncertainty for the markets in which the Group operates.

The geopolitical environment can also impact the Group in a wide range of ways, both directly and indirectly. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group's financial situation. Geopolitical tensions can result in the imposition of protectionist or restrictive regulatory and trading requirements by governments and regimes and the Covid-19 pandemic has further prompted governments to rethink the current globalised nature of supply chains. These factors may have geopolitical and trading implications, the full extent of which may not be clear for a while. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen. The pandemic has had a negative impact on all economies, with increased fiscal burdens, higher levels of borrowing and reduced revenues. These pressures will impact on the business operating environments, for example, through changes to taxation, and are likely to contribute to political pressures for governments. Variability of access to vaccines is contributing to the uneven impact of, and speed of economic recovery from, the Covid-19 pandemic between countries, with the potential to exacerbate existing, and create new, geopolitical tensions.

Responses by the US, UK and other governments to constitutional or legislative changes in Hong Kong continue to develop and may adversely impact its economy. As the territory is a key market which also hosts regional and head office functions, this could have an adverse impact on sales, operational and product distribution of the post-demerger Prudential Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations, including in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Prudential Group. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex. All these factors can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Developments in the region and the continuing impacts of the pandemic are being closely monitored by the Group and plans have been enacted to manage the disruption to the business, its employees and its customers within existing business resilience processes. Further information on the Group's business disruption risks is included below.

Macroeconomic and geopolitical risks are considered material at the level of the Group.

Market risks to our investments
This is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. A persistent low interest rate environment may pose challenges to both the capital position of life insurers as well as to new business profitability.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:
-       The Group market risk policy;
-       The Group Asset Liability Committee - a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
-       Risk appetite statements, limits and triggers;
-       Asset and liability management activities which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-       Hedging derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
-       The monitoring and oversight of market risks through the regular reporting of management information; and
-       Regular deep dive assessments.

As noted above, in response to the economic and financial market shocks triggered by the Covid-19 pandemic, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of any potential threats to the capital or liquidity position of the Group.

●       Equity and property investment risk. Across Asia, the shareholder exposure to equity price movements arises from various sources, including from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses through potential fluctuations in the value of future shareholders' profits and where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business). It will limit the exposure to policyholder guarantees by the use of hedging where it is considered economically optimal to do so.

The material exposures to equity risk in the Group's Asia businesses include the following. The China joint venture business is exposed to equity risk through its investments in equity assets for most of its products, including participating and non-participating savings products, protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group's equity risk exposure due to the equity assets backing participating products. The Indonesia business is exposed to equity risk through its unit-linked products.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Basis risk is the inherent risk associated with imperfect hedging and is caused by variables or characteristics that drive differences between the value of an underlying position and the hedge instruments used to offset changes in its value. Within Jackson's variable annuity business, basis risk can arise from differences between the performance of the Separate Account funds in which policyholders choose to invest and that of the instruments used to replicate these funds for hedging and liability modelling purposes, which are primarily linked to the S&P 500 index. This risk exposure is proportionate to the magnitude of liability risk/hedge position which fluctuates with equity and interest rate levels. Jackson continues to actively evaluate the costs and benefits of ways to further mitigate basis risk.

●       Interest rate risk. This is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and expose the Group to the risk of those moving in a way that is detrimental. Some products that Prudential offers are sensitive to movements in interest rates. Prudential's appetite for interest rate risk requires that assets and liabilities of the Group should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees and Group risk limits set to be consistent with the Group's appetite for interest rate risk. Unit-linked based businesses, such as Indonesia and Malaysia, are also exposed to interest rate risk resulting from the impact to the present value of future fees from such products.

In Jackson, interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection. Jackson is also affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders.  As at 1 June 2020, this risk has been substantially transferred as part of the reinsurance transaction with Athene, leaving only a limited exposure from residual policies including those from the blocks acquired externally (ie from the REALIC and John Hancock businesses).

As part of the ongoing management of this risk, a number of mitigating actions for the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained. The impact of lower interest rates may also manifest through reduced solvency levels in some of the Group's businesses, impairing their ability to make remittances, as well as reduced new business profitability.

●       Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be economically favourable to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk
Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, and the Group considers this under both normal and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential's external funds. Liquidity risk is considered material at the level of the Group.

Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
-       The Group's liquidity risk policy;
-       Risk appetite statements, limits and triggers;
-       Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
-       The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
-       Regular stress testing;
-       Our contingency plans and identified sources of liquidity;
-       The Group's ability to access the money and debt capital markets;
-       Regular deep dive assessments; and
-       The Group's access to external committed credit facilities.

Credit risk
Credit risk is the potential for a reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing the Group to suffer a loss.

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group's business units.

In Asia, the Group's holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. The portfolio is positioned towards high quality names and generally to those with either government or considerable parent company balance sheet support. The degree of government support for state owned entities in Asia is currently something the Group is actively monitoring, given recent defaults observed by such entities in China and Thailand. The Group's portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, in particular in local markets where depth (and consequently the liquidity of such investments) may be low. Prudential maintains active reviews on its investment portfolio to improve the robustness and resilience of the solvency position. Further detail in the breakdown of the Group's debt portfolio is provided below.

The Group has some appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
-       A credit risk policy and dealing and controls policy;
-       Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
-       Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
-       The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-       Regular assessments; and
-       Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 30 June 2021 for the Group's continuing operations were $92.7 billion (30 June 2020: $82.4 billion; 31 December 2020: $89.8 billion), comprising the shareholder, with-profit and unit-linked funds in the Group's Asia and Africa businesses. The majority (70 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 30 per cent of the debt portfolio is held to back the shareholder business.

●     Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group's continuing operations represented 46 per cent or $13.0 billion1 of the shareholder debt portfolio of the Group's continuing operations as at 30 June 2021 (30 June 2020: 48 per cent or $11.7 billion of the shareholder debt portfolio for the Group's continuing operations; 31 December 2020: 45 per cent or $12.8 billion of the shareholder debt portfolio for the Group's continuing operations). The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 30 June 2021 are given in note C1 of the Group's IFRS financial statements.

●     Corporate debt portfolio. In the Asia shareholder business, corporate debt exposures totalled $13.9 billion of which $12.1 billion or 87 per cent were investment grade rated.

●     Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group's corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group. The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 30 June 2021:
-       For continuing operations, 87 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 52 per cent of the portfolio is rated2 A- and above (or equivalent); and
-       The Group's shareholder portfolio for continuing operations is well diversified: no individual sector3 makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors). The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 30 June 2021 are given in note C1 of the Group's IFRS financial statements.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk
Prudential has a number of significant change programmes under way to deliver the Group's strategy for growth, improve customer experiences, strengthen its operational resilience and control environment, and meet regulatory and industry requirements. If the Group does not deliver these programmes to defined timelines, scope and cost, this may negatively impact on its operational capability; control environment; reputation; and ability to deliver its strategy and maintain market competitiveness.

Transformation risk remains a material risk for Prudential. The Group's transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks and dependencies. Implementing further strategic transformation initiatives may amplify these risks. In order to manage these risks, the Group's Transformation Risk Framework aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, and regular risk monitoring and reporting to risk committees is delivered.

Prudential's current portfolio of transformation and significant change programmes include the proposed demerger of Jackson from the Group; the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes. Programmes related to regulatory/industry change such as the development of the Group Internal Economic Capital Assessment (GIECA) model under the GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing. See below for further detail on these regulatory changes. The Group is cognisant that the speed of technological change in the business could outpace its ability to anticipate all the unintended consequences that may arise. While the adoption of innovative technologies such as artificial intelligence has opened up new product opportunities and channels, it also exposes Prudential to potential information security, operational, ethical and conduct risks which, if not managed effectively, could result in customer detriment and reputational damage. The Transformation Risk Framework therefore operates alongside the Group's existing risk policies and frameworks in these areas to ensure appropriate controls and governance are in place to mitigate these risks.

Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks. A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment. The Group's risk appetite framework for non-financial risks considers risks across a broad range of non-financial risk categories which are outlined below. These risks are considered to be material at the level of the Group.

●       Operational risk. Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or has a detrimental impact to customers. Activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and is subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

●       Outsourcing and third-party risks. The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners, including new IT, technology and ecosystem partners. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements, and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing and business partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations and are being aligned to the requirements of the Hong Kong IA's GWS Framework, are included through its well-established Group-wide third-party supply policy. Third-party management is also included and embedded in the Group-wide framework and risk management for operational risk (see below).

●       Business disruption risk. Events in 2020 and 2021 have shown how material business disruption risk is to effective business operations and delivery of business services to policyholders, and the potential impact to our customers and the market more broadly. The Group continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group's embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and include business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group's evolving business needs and is appropriate to the size, complexity and nature of the Group's operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Covid-19 pandemic and civil unrest. Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

●       Information security risk and data privacy. Information security and data privacy risks remain significant considerations for Prudential. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The cyber security threat and criminal capability in this area continues to evolve globally in sophistication and potential significance with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The systemic risk of sophisticated but untargeted attacks remains elevated, particularly during times of heightened geopolitical tensions and during the current disruption caused by the Covid-19 pandemic. The scale of the Group's IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group's existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Ransomware (malicious software designed to block access to a computer system until a sum of money is paid) campaigns remain a consistent threat to the financial services sector, with recent highly-publicised attacks on institutions. A number of defences are in place for Prudential to protect its systems from this type of attack, including but not limited to, antivirus endpoint software, 24/7 Security Operations Centre monitoring, network-based intrusion detection, and awareness campaigns to all employees to help prevent and report attacks utilising email phishing techniques. Cyber insurance coverage is in place to mitigate the financial loss and the Group is testing preventive and back-up restorative controls for ransomware attacks across its businesses.

Developments in data protection requirements continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. This includes the international transfer of data which, as a global organisation, increases regulatory risks for Prudential. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

During 2021 the focus has been ensuring consistent global coverage of security controls, following work to operationalise the revised organisational structure and governance model for cyber security management which resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a 'centre of excellence' model. This global function is led by the Group Chief Information Security Officer (CISO) and falls within the scope of the responsibilities of the Group Chief Digital Officer, working closely with the Group Risk and Compliance Function and Group CRCO to ensure appropriate second line oversight. Cyber risk management is also conducted locally within business units with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members understand the latest regulatory expectations and the threats facing the Group and that they have the means to enable appropriate oversight in this area.

An updated Group-wide information security policy has been introduced that aligns to over 20 international standards such as ISO 27001/2, MAS, and NIST Cyber Security Framework to ensure full coverage and adoption of best practices. Local standards are also aligned to relevant local regulation or law. Our Group-wide privacy policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable laws and regulations. This approach ensures that all our stakeholders have confidence in our approach to information security and risk management.

These developments have allowed the Group to progress on its cyber security strategy, which for 2021 has four key objectives:
1.     Automation and Optimisation - to increase the speed and scale of the program's deployment and reduce human interactions, automation initiatives are being deployed across cyber security and privacy disciplines to improve the agility of controls. Optimisation of tools and processes;
2.     Improvement of cyber hygiene - improve cyber hygiene in order to prevent vulnerabilities due to misconfigurations and lack of critical patches;
3.     Cyber fusion and business enablement - establish a Group-wide function centre of excellence to unify previously disparate security disciplines under a common framework that is focused on automation and preventive controls, rather than relying on manual human intervention to detect attacks that have already occurred. This provides the combined capability for detecting, managing and responding to threats in an integrated and collaborative manner. Re-skilling of staff and support for digital initiatives would be required by the Privacy team; and
4.     Continuous improvement - given the rapid rate of threats, the Security and Privacy disciplines aim to be in a continuous improvement state across people, process and technology. This includes optimisation of technology solutions scaling in order to support growth.

●      Model and user developed application (UDA) risk. There is a risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Many of these tools are an integral part of the information and decision-making framework of Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage.

The Group has no appetite for model and UDA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures. Prudential's model and UDA risk framework and policy applies a risk-based approach in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business, depending on the materiality and nature of the data used in these tools, as well as their complexity.

Prudential's model and UDA risk is managed and mitigated using the following:
-       The Group's Model and UDA Risk Policy and relevant Guidelines;
-       Annual risk assessment of all tools used for core business activities, decision-making and reporting;
-       Maintenance of appropriate documentation for tools used;
-       Implementation of controls to ensure tools are accurate and appropriately used;
-       Tools are subject to rigorous and independent model validation; and
-       Regular reporting to the RCS function and risk committees to support the measurement and management of the risk.

●      Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, where there is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational and other non-financial risks
The risks detailed above form key elements of the Group's operational risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are:
-       Application of a risk and control self-assessment (RCSA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCSA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
-       An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
-       A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
-       A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group. The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:
-       A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
-       Internal and external review of cyber security capability and defences;
-       Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
-       Group and business unit-level compliance oversight and risk-based testing in respect of adherence with in-force regulations;
-       Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
-       On financial crime risk, screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
-       A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
-       Corporate insurance programmes to limit the financial impact of operational risks; and
-       Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCSA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

Insurance risks
Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims (claim inflation).

The principal drivers of the Group's insurance risk vary across its business units. In Asia, where a significant volume of health and protection business is written, the most significant insurance risks across the Group's key markets in Hong Kong, Singapore, Indonesia and Malaysia are persistency risk, morbidity risk and medical claims inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business which impacts profitability and is influenced by market performance and the value of policy guarantees.

The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The impact of the Covid-19 pandemic to economic activity and employment levels across the Group's markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency in the Group's Asia business. The pandemic may also result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group's businesses. While these impacts to the business have not been material to date, they are being closely monitored by the Group's businesses with targeted management actions being implemented where necessary, which includes additional Incurred But Not Reported (IBNR) claims reserves in some markets where deferrals in non-acute medical treatments due to movement restrictions have been observed.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by having in place appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives as well as post-sale management through regular experience monitoring. The application of strong mitigations over conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but is influenced by product design and lapse experience relative to assumptions.

In Asia, Prudential writes significant volumes of health and protection business and so a key assumption is the rate of medical claims inflation, which is often in excess of general price inflation. There is a risk that the cost of medical treatment increases more than expected, so the medical claims cost passed on to Prudential is higher than anticipated. Medical claims inflation risk is best mitigated by retaining the right to reprice products and by having suitable overall claims limits within policies, either limits per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and eligibility assessments carried out when claims are received, and for certain products, the right to reprice where appropriate. Prudential's morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.

Prudential's insurance risks are managed and mitigated using the following:
-       The Group's insurance, product and underwriting risk policies;
-       In product design and appropriate processes related to the management of policyholder reasonable expectations;
-       The risk appetite statements, limits and triggers;
-       Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
-       Using reinsurance to mitigate mortality and morbidity risks;
-       Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-       Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
-       Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
-       Regular deep dive assessments.

Conduct risk
Prudential's conduct of business, especially in the design and distribution of its products, is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework, owned by the Group Chief Executive, reflects management's focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group's products to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. In alignment with the Group's purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through the Pulse by Prudential app, there is increased focus on making insurance more inclusive to underserved segments of society through bite-size low-cost digital products and services. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:
●    Treat customers fairly, honestly and with integrity;
●    Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
●    Maintain the confidentiality of customer information;
●    Provide and promote high standards of customer service; and
●    Act fairly and timely to address customer complaints and any errors found.
While the embedding of policy requirements is ongoing, Prudential manages conduct risk via a range of controls that are identified and assessed through the Group's conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its Boards and Committees.

Management of Prudential's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following:
●    The Group's code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group's fraud risk control programme;
●    A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration, and provides a safe environment to report conduct risk related issues via Speak Out;
●    Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
●    Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
●    Appropriate claims management and complaint handling practices; and
●    Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws - including their retrospective application - with which the Group must comply in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes which may impact Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business. Furthermore, as the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business. The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

●      Group-wide supervision. From 21 October 2019, Prudential's Group-wide supervisor changed to the Hong Kong IA. The primary enabling legislation for the Hong Kong IA's GWS Framework was enacted in July 2020 and came into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, also came into operation on 29 March 2021. This is supported by guidance material from the Hong Kong IA. The GWS Framework became effective for the Group on 14 May 2021 following designation by the Hong Kong IA, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA. These transitional arrangements allow all debt instruments, both senior and subordinated, issued by Prudential to be included as eligible Group capital resources.

●      Global regulatory developments and systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following key developments.

In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the Insurance Capital Standard (ICS) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC).

The FSB has suspended Global Systemically Important Insurers (G-SII) designations until completion of a review to be undertaken in 2022. Concurrently, the FSB endorsed a new Holistic Framework (HF), intended for the assessment and mitigation of systemic risk in the insurance sector which was implemented by the IAIS. As part of the HF, many of the previous G-SII measures have already been adopted into the Insurance Core Principles (ICPs) and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS' HF implementation and any new or changing regulations could have a further impact on Prudential. Recent developments in this area include:
●    The IAIS is proposing to introduce liquidity metrics to be used as ancillary indicators, with a second consultation set to follow the phase 1 consultation which was completed in February 2021.
●    A consultation on an application paper on macroprudential supervision was also launched by the IAIS in March 2021.
●    The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution regimes will continue to be a near term focus in the FSB's financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation in 2022. The IMF released a Financial System Stability Assessment for Hong Kong in June 2021. One of the conclusions of the report was that there is room to further strengthen the macroprudential framework by enhancing systemic risk assessment and communication.

In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which have a negative impact on Prudential's business and reported results. Notable regulatory changes currently in development in the region are outlined below.

In the Group's key Asia markets, reforms to insurance regulatory regimes are in progress, with some uncertainty on the full impact to Prudential:
●    In Hong Kong, the Hong Kong IA is seeking to align the territory's insurance regime with international standards and has been developing a risk-based capital (RBC) framework. The RBC framework will comprise three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The rules with respect to the first pillar are expected to be finalised in 2021. The Hong Kong IA is also currently developing plans to enable early adoption of the framework.
●    In Malaysia, Bank Negara Malaysia (BNM), the central bank of Malaysia, has initiated a multi-phase review of its current RBC frameworks for insurers and Takaful operators which has been conducted since 2018. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and Takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. A discussion paper on proposals was issued on 30 June 2021 with responses due by 30 September 2021. The timing of the effective date of the updated rules currently remains uncertain.
●    In China, the China Banking and Insurance Regulatory Commission (CBIRC) announced plans for its China Risk Oriented Solvency System (C-ROSS) Phase II in 2017. Three quantitative impact studies have been performed in March, August and October 2020. The CBIRC has also released a draft C-ROSS Phase II technical specification in January 2021 for industry consultation. Implementation is expected in 2021 or 2022, although an official effective date has yet to be communicated.

The protection of customers is an increasing regulatory theme in the Asia region, including the following notable examples of proposals for regulatory change in this area.
●    The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (OJK), has been revising investment linked products (ILP) regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations are expected to be issued in Q3 2021 and this will have implications for the product strategies and insurance and compliance risks for insurers.
●    In Malaysia, BNM issued a circular letter in Q1 2021 specifying requirements for the design and disclosure of ILPs which provide extension of coverage beyond the initial coverage term. These changes aim to improve the appropriateness of product design and the customer disclosures provided on ILP policy documents. The proposed effective date of the new requirements is currently 22 September 2021 and these are expected to materially impact insurer systems, disclosures, customer communications, sales conduct and post-sales calls processes.

The pace and volume of climate-related regulatory changes both internationally and locally across Asia markets is increasing.
●    The IAIS published an application paper on the supervision of climate-related risks in the insurance sector in May 2021, which aims to provide insurance supervisors with the tools, recommendations and examples of good practice in order to strengthen the assessment and management of climate-related risks.
●    In Asia, regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to the environment and climate change. It is expected that other regulators in the region will develop similar requirements.
The Group is actively monitoring and engaging with supervisory authorities on these changes, among others. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

●      IFRS 17. In May 2017, the International Accounting Standards Board (IASB) published its replacement standard on insurance accounting IFRS 17, 'Insurance Contracts'. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2023. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

●      Inter-bank offered rate reforms. In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average (SONIA) benchmark in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:
-       Risk assessment of the Business Plan which includes consideration of current strategies;
-       Close monitoring and assessment of our business environment and strategic risks;
-       The consideration of risk themes in strategic decisions;
-       Ongoing engagement with national regulators, government policy teams and international standard setters; and
-       Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

The Group's ESG-related risks
These include environmental risks associated with climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

 The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims. Material risks associated with key ESG themes may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

The Prudential ESG Strategic Framework, developed in 2020, focuses on giving people greater access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. Prudential seeks to manage ESG-related risks to its strategy and their negative implications to stakeholders through a transparent and consistent implementation of this strategy in its key markets and across operational, underwriting and investment activities. The strategy is enabled by strong internal governance, sound business practices and a responsible investment approach, both as an asset owner and asset manager.

a      Environmental risks

Prudential's strategic ESG focus on stewarding the human impacts of climate change recognises that environmental concerns, notably those associated with climate change, may pose significant risks to Prudential, its customers and other stakeholders. Prudential's investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks.

The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may affect customer demand for the Group's products. Prudential's stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. The pace and volume of new climate-related regulation and reporting standards emerging across the markets in which the Group operates and the demand for externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. Understanding and appropriately reacting to transition risk requires sufficient and reliable data on carbon exposure and transition plans for the assets in which the Group invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group's life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group's operational resilience and its customers. More information about the activities the Group is undertaking to increase its understanding and risk management of these climate-related risks can be found in the Prudential plc ESG Report 2020.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

b      Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group aims to attract, retain and develop highly-skilled staff, which relies on having in place responsible working practices and recognising the benefits of diversity and promoting a culture of inclusion. The Group's reputation extends to its supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a provider of insurance and investment services the Group is committed to playing a greater role in preventing and postponing illness in order to protect its customers as well as making health and financial security accessible through an increased focus on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group therefore actively manages the regulatory, ethical and reputational risks associated with actual or perceived customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations which Prudential monitors for, as well as ensuring support for its customers through this transformation.

c      Governance risks

Maintaining high standards of corporate governance is crucial for the Group and its customers, staff and employees, reducing the risk of poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party suppliers increases the potential for reputational risks arising from poor governance.

ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities, all of whom have expectations, concerns and aims which may differ, both within and across the markets in which the Group operates. The Group's ESG ambitions include commitments, targets and restrictions, which may be complex to implement and meet and subject to data limitations and a high level of focus by certain stakeholders. In its investment activities, Prudential's stakeholders increasingly place reliance on an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

Risk management and mitigation of ESG risks at Prudential include the following:
●    The Group's ESG Strategic Framework focused on strategic differentiators and enablers;
●    The Group Code of Business Conduct and Group Governance Manual including ESG linked policies;
●    ESG risk identification including through emerging risk processes;
●    Deep dives into ESG themes including climate-related risks;
●    Integrating ESG considerations into investment processes; and
●    Participation in networks to further develop understanding and support collaborative action in relation to ESG risks such as climate change.

Further information on the Group's ESG governance is included in section 4 above, and further detail on the Group's ESG Strategic Framework and the management of material risks associated with ESG themes are included in the Group's ESG Report 2020.

Notes
1    Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2    Based on middle rating from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3    Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

Corporate governance

The Directors confirm that the Company has complied with all the provisions of the Corporate Governance Code issued by the Hong Kong Stock Exchange Limited (HK Code) throughout the accounting period, except as described below.

The Company does not comply with provision B.1.2(d) of the HK Code which requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to the board on the remuneration of non-executive directors. This provision is not compatible with provision 34 of the UK Corporate Governance Code which recommends the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Corporate Governance Code.

Given the circumstances of the pandemic and government guidance, which did not allow large public gatherings as at the date of the 2021 Annual General Meeting (AGM), the Board decided, with regret, that shareholders, external advisers (including the auditor) and the majority of Directors would not be able to attend the AGM in person (and thus provisions A.6.7 of the HK Code could not be fully complied with). The AGM was broadcast from Prudential's offices and shareholders were able to participate via a live webcast, which enabled them to submit questions, both in advance and during the Meeting, and to cast their votes during the Meeting. Advance voting via proxies was also available to shareholders in all jurisdictions. The AGM was attended in person by the Chair, the Senior Independent Director, the Group Chief Financial Officer and Chief Operating Officer, and the Company Secretary. The Chairs of the Board's principal committees and the Group Chief Executive attended the meeting via weblink and were available to shareholders for questions. The auditor also attended via weblink. A recording of the AGM is available on the Company's website. Prudential continued to keep shareholders informed through its website and released results and other presentations during the period.

Notwithstanding the ongoing restrictions in place to deal with the pandemic during the first half of the year, the Board continued to receive regular updates on shareholder engagement activities. The Directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer